Dreyfus Variable Investment Fund, Appreciation Portfolio

SEMIANNUAL REPORT June 30, 2007



Dreyfus
A BNY Mellon Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Variable Investment Fund, Appreciation Portfolio, covering the six-month period from January 1, 2007, through June 30, 2007.

The U.S. economy produced mixed signals over the first half of 2007, causing investor sentiment to swing from concerns regarding a domestic economic slowdown stemming from slumping housing markets to worries about mounting inflationary pressures in an environment of robust global growth. However, more recent data have provided stronger signals that a "soft landing" is likely for the U.S. economy. The rate of decline in residential construction is becoming less severe, the industrial inventory slowdown is fading and capital goods orders have strengthened. What's more, a generally rising stock market over the past six months has helped to offset any negative "wealth effect" from the weak housing market.

Should these trends persist, we expect U.S. economic growth to hover slightly below long-term averages during the second half of this year. A moderate economic growth rate and gradually receding inflationary pressures may keep the Federal Reserve Board on the sidelines and support corporate profits through year-end. As always, your financial advisor can help you position your equity investments for these and other developments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
July 16, 2007



DISCUSSION OF PERFORMANCE

For the period of January 1, 2007, through June 30, 2007, as provided by Fayez Sarofim, of Fayez Sarofim & Co., Sub-Investment Adviser

Portfolio and Market Performance

Stocks generally advanced over the first half of 2007 on the strength of good corporate earnings and robust mergers-and-acquisitions activity, which more than offset bouts of volatility stemming from inflation and economic concerns. The portfolio's return lagged that of its benchmark, primarily due to investors' preference for smaller, lower-quality stocks and lackluster returns from energy companies during the first quarter of the year.

For the six-month period ended June 30, 2007, Dreyfus Variable Investment Fund, Appreciation Portfolio's Initial shares produced a total return of 5.32%, and its Service shares produced a total return of 5.17%.[1] In comparison, the total return of the portfolio's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), was 6.96% for the same period.[2]

The Portfolio's Investment Approach

The portfolio normally invests at least 80% of its assets in common stocks. The portfolio focuses on large, well-established multinational growth companies that have demonstrated sustained patterns of profitability, strong balance sheets, an expanding global presence and the potential to achieve predictable above-average earnings growth. We focus on purchasing reasonably priced growth stocks of fundamentally sound companies in economic sectors that we believe will expand over the next three to five years or longer.

Stocks Posted Gains Despite Mixed Economic Data

Although U.S. stocks posted generally attractive returns for the reporting period overall, the market encountered heightened volatility at times due to shifting investor expectations. Worries of a more severe economic slowdown alternated with concerns regarding persistent inflationary pressures. On one hand, soft U.S. housing markets appeared to constrain spending among some consumers, and defaults on sub-prime mortgages rose sharply. On the other hand, robust economic growth in many overseas markets, combined with volatile food and energy prices, helped keep the rate of inflation above the Federal Reserve Board's "comfort zone."

Despite these factors, corporate earnings continued to grow, but at a slower pace than in previous reporting periods. In addition, mergers-and-acquisitions activity remained high as private equity firms put investment capital to work. While these influences helped drive stock prices higher, investors became less tolerant of risks, gradually turning away from the smaller, lower-quality companies that had led the market over the past several years. By the spring, they appeared to prefer the kinds of well-established, blue-chip companies in which the portfolio invests.

Consumer Discretionary and Energy Holdings Supported Portfolio Performance

The portfolio's holdings in the consumer discretionary sector proved to be well positioned during the reporting period. Although lower-end consumers spent more cautiously in the slowing economy, higher-income consumers continued to boost sales from luxury goods purveyors, such as Christian Dior and Polo Ralph Lauren. Similarly, household goods retailer Target fared well, especially compared to competitors, such as Wal-Mart, that cater to a lower-income demographic base. Finally, restaurant chain McDonald's saw its shares rebound due to the success of new, healthier menu items in U.S. markets and improved sales in Europe.

Relatively light exposure to the financials sector contributed positively to the portfolio's relative performance, sheltering the portfolio from the full brunt of lackluster returns from banks and other lenders. Investors apparently reacted negatively to turmoil in the sub-prime mortgage sector and narrowing differences between short- and long-term interest rates, which eroded profit margins.

Contributions from the energy sector proved to be relatively modest due to lackluster returns from integrated oil companies early in the reporting period, when oil and gas prices were relatively low. Rising commodity prices led to higher energy stock prices in the spring, but did not fully offset earlier weakness.

Good results in these areas were offset by lagging returns in other market sectors. In the industrials sector, General Electric produced relatively anemic gains despite meeting earnings expectations. Investors apparently reacted to concerns regarding some of the company's non-industrial

businesses, including its financial and broadcast media subsidiaries. Results in the consumer staples area were undermined by disappointing results from Procter & Gamble and Walgreen, which have paused so far this year after posting significant gains in 2005 and 2007. The health care sector was undermined by a modest decline in the stock price of Johnson & Johnson, which encountered heightened competitive pressures in some product areas.

During the reporting period, the portfolio added semiconductor manufacturer Texas Instruments, whose chips used in consumer electronics are in high demand. Conversely, we eliminated United Parcel Service, which we regarded as vulnerable to higher fuel prices and slower economic growth.

Large Stocks Well Positioned for Slower-Growth Environment

In our judgment, domestic and global economic fundamentals generally remain positive, and we expect stable short-term interest rates and ample financial liquidity to support further growth. Even if economic conditions prove to be weaker than we currently anticipate, valuations of large companies remain low by historical standards, and we expect increasingly risk-averse investors to favor large, well-established companies that produce consistent earnings under a variety of conditions.

July 16, 2007

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Appreciation Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

2 *SOURCE: LIPPER INC. — Reflects monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

UNDERSTANDING YOUR PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Appreciation Portfolio from January 1, 2007 to June 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2007

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.07	$ 5.34
Ending value (after expenses)	$1,053.20	$1,051.70

COMPARING YOUR PORTFOLIO'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2007

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.01	$ 5.26
Ending value (after expenses)	$1,020.83	$1,019.59

† *Expenses are equal to the portfolio's annualized expense ratio of .80% for Initial shares and 1.05% for Service shares, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

Common Stocks–99.5%	Shares	Value ($)
Banks–3.9%		
Bank of America	291,216	14,237,550
HSBC Holdings, ADR	50,000 [a]	4,588,500
SunTrust Banks	126,600	10,854,684
		29,680,734
Capital Goods–7.4%		
Emerson Electric	304,800	14,264,640
Fluor	40,000	4,454,800
General Electric	1,000,500	38,299,140
		57,018,580
Consumer Durables & Apparel–1.8%		
Christian Dior	72,700 [a]	9,467,995
Polo Ralph Lauren	40,000	3,924,400
		13,392,395
Consumer Services–2.8%		
Hilton Hotels	170,000	5,689,900
McDonald's	304,500	15,456,420
		21,146,320
Diversified Financials–11.3%		
American Express	250,500	15,325,590
Ameriprise Financial	61,500	3,909,555
Capital One Financial	85,000	6,667,400
Citigroup	601,524	30,852,166
JPMorgan Chase & Co.	355,100	17,204,595
Merrill Lynch & Co.	145,500	12,160,890
		86,120,196
Energy–16.9%		
BP, ADR	75,000	5,410,500
Chevron	395,300	33,300,072
ConocoPhillips	215,000	16,877,500
Exxon Mobil	600,064	50,333,368
Occidental Petroleum	150,000	8,682,000

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
Royal Dutch Shell, Cl. A, ADR	59,800	4,855,760
Total, ADR	120,000	9,717,600
		129,176,800
Food & Staples Retailing—5.7%		
SYSCO	100,000	3,299,000
Wal-Mart Stores	216,700	10,425,437
Walgreen	634,900	27,643,546
Whole Foods Market	70,000 [a]	2,681,000
		44,048,983
Food, Beverage & Tobacco—20.4%		
Altria Group	720,400	50,528,856
Anheuser-Busch Cos.	170,100	8,872,416
Coca-Cola	610,500	31,935,255
Kraft Foods, Cl. A	270,534	9,536,324
Nestle, ADR	291,000	27,761,400
PepsiCo	423,900	27,489,915
		156,124,166
Health Care Services—.3%		
UnitedHealth Group	50,000	**2,557,000**
Household & Personal Products—4.4%		
Estee Lauder Cos., Cl. A	70,000 [a]	3,185,700
Procter & Gamble	500,000	30,595,000
		33,780,700
Insurance—.8%		
American International Group	90,920	**6,367,128**
Materials—1.1%		
Praxair	121,000	**8,710,790**
Media—5.6%		
McGraw-Hill Cos.	433,600	29,519,488

Common Stocks (continued)	Shares	Value ($)
Media (continued)		
News, Cl. A	606,436	12,862,508
News, Cl. B	9,800	224,812
		42,606,808
Pharmaceuticals & Biotechnology−8.8%		
Abbott Laboratories	314,100	16,820,055
Eli Lilly & Co.	105,000	5,867,400
Johnson & Johnson	355,000	21,875,100
Merck & Co.	180,000	8,964,000
Pfizer	330,000	8,438,100
Roche Holding, ADR	64,000	5,696,640
		67,661,295
Retailing−1.8%		
Target	216,900	**13,794,840**
Semiconductors & Equipment−3.6%		
Intel	1,054,700	25,059,672
Texas Instruments	58,500	2,201,355
		27,261,027
Software & Services−2.9%		
Automatic Data Processing	120,000	5,816,400
Microsoft	549,300	16,187,871
		22,004,271
Total Common Stocks		
(cost $485,636,757)		**761,452,033**

Other Investment−.3%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $2,118,000)	2,118,000 [b]	**2,118,000**

Investment of Cash Collateral for Securities Loaned—2.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $15,169,941)	15,169,941 b	**15,169,941**
Total Investments (cost $502,924,698)	**101.8%**	**778,739,974**
Liabilities, Less Cash and Receivables	**(1.8%)**	**(13,487,860)**
Net Assets	**100.0%**	**765,252,114**

ADR—American Depository Receipts

a *All or a portion of these securities are on loan. At June 30, 2007, the total market value of the portfolio's securities on loan is $17,538,770 and the total market value of the collateral held by the portfolio is $18,036,941, consisting of cash collateral of $15,169,941 and U.S. Government and agency securities valued at $2,867,000.*

b *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Food, Beverage & Tobacco	20.4	Banks	3.9
Energy	16.9	Semiconductors & Equipment	3.6
Diversified Financials	11.3	Software & Services	2.9
Pharmaceuticals & Biotechnology	8.8	Consumer Services	2.8
Capital Goods	7.4	Money Market Investments	2.3
Food & Staples Retailing	5.7	Other	5.8
Media	5.6		
Household & Personal Products	4.4		**101.8**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $17,538,770)–Note 1(c):		
Unaffiliated issuers	485,636,757	761,452,033
Affiliated issuers	17,287,941	17,287,941
Cash		72,116
Receivable for shares of Beneficial Interest subscribed		1,930,946
Dividends and interest receivable		1,246,770
Receivable for investment securities sold		767,628
Prepaid expenses		14,237
		782,771,671
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		321,799
Due to Fayez Sarofim & Co.		201,949
Liability for securities on loan–Note 1(c)		15,169,941
Payable for shares of Beneficial Interest redeemed		1,403,268
Payable for investment securities purchased		321,363
Interest payable–Note 2		37,043
Accrued expenses		64,194
		17,519,557
Net Assets ($)		**765,252,114**
Composition of Net Assets ($):		
Paid-in capital		478,906,818
Accumulated undistributed investment income–net		5,960,384
Accumulated net realized gain (loss) on investments		4,569,636
Accumulated net unrealized appreciation (depreciation) on investments		275,815,276
Net Assets ($)		**765,252,114**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	648,603,543	116,648,571
Shares Outstanding	14,709,126	2,657,828
Net Asset Value Per Share ($)	**44.10**	**43.89**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2007 (Unaudited)

Investment Income ($):

Income:

Cash dividends (net of $160,014 foreign taxes withheld at source):	
Unaffiliated issuers	9,122,306
Affiliated issuers	11,271
Income from securities lending	42,737
Total Income	**9,176,314**
Expenses:	
Investment advisory fee–Note 3(a)	1,669,149
Sub-investment advisory fee–Note 3(a)	1,222,848
Distribution fees–Note 3(b)	141,377
Prospectus and shareholders' reports	47,643
Interest expense–Note 2	40,190
Custodian fees–Note 3(b)	31,240
Professional fees	25,061
Trustees' fees and expenses–Note 3(c)	17,903
Shareholder servicing costs–Note 3(b)	4,617
Loan commitment fees–Note 2	2,603
Miscellaneous	12,545
Total Expenses	**3,215,176**
Investment Income–Net	**5,961,138**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments and foreign currency transactions	18,573,495
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	15,199,462
Net Realized and Unrealized Gain (Loss) on Investments	**33,772,957**
Net Increase in Net Assets Resulting from Operations	**39,734,095**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
Operations ($):		
Investment income—net	5,961,138	11,899,481
Net realized gain (loss) on investments	18,573,495	26,807,980
Net unrealized appreciation (depreciation) on investments	15,199,462	78,292,140
Net Increase (Decrease) in Net Assets Resulting from Operations	**39,734,095**	**116,999,601**
Dividends to Shareholders from ($):		
Investment income—net:		
Initial shares	(10,305,010)	(10,501,808)
Service shares	(1,592,630)	(1,443,242)
Total Dividends	**(11,897,640)**	**(11,945,050)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	25,904,231	69,395,793
Service shares	12,636,519	40,577,961
Dividends reinvested:		
Initial shares	10,305,010	10,501,808
Service shares	1,592,630	1,443,242
Cost of shares redeemed:		
Initial shares	(92,510,196)	(174,553,296)
Service shares	(16,294,275)	(41,477,673)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(58,366,081)**	**(94,112,165)**
Total Increase (Decrease) in Net Assets	**(30,529,626)**	**10,942,386**
Net Assets ($):		
Beginning of Period	795,781,740	784,839,354
End of Period	**765,252,114**	**795,781,740**
Undistributed investment income—net	5,960,384	11,896,886

	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
Capital Share Transactions:		
Initial Shares		
Shares sold	605,784	1,796,884
Shares issued for dividends reinvested	247,360	280,272
Shares redeemed	(2,149,014)	(4,494,201)
Net Increase (Decrease) in Shares Outstanding	**(1,295,870)**	**(2,417,045)**
Service Shares		
Shares sold	294,100	1,029,879
Shares issued for dividends reinvested	38,386	38,651
Shares redeemed	(386,068)	(1,097,163)
Net Increase (Decrease) in Shares Outstanding	**(53,582)**	**(28,633)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Six Months Ended June 30, 2007	Year Ended December 31,				
Initial Shares	(Unaudited)	2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	42.55	37.11	35.56	34.42	28.79	34.98
Investment Operations:						
Investment income−net[a]	.34	.61	.54	.56	.43	.36
Net realized and unrealized gain (loss) on investments	1.88	5.42	1.02	1.18	5.64	(6.19)
Total from Investment Operations	2.22	6.03	1.56	1.74	6.07	(5.83)
Distributions:						
Dividends from investment income−net	(.67)	(.59)	(.01)	(.60)	(.44)	(.36)
Net asset value, end of period	44.10	42.55	37.11	35.56	34.42	28.79
Total Return (%)	5.32[b]	16.48	4.38	5.05	21.17	(16.71)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.40[b]	.82	.80	.79	.80	.78
Ratio of net expenses to average net assets	.40[b]	.82	.80	.79	.80	.78
Ratio of net investment income to average net assets	.78[b]	1.58	1.48	1.60	1.41	1.10
Portfolio Turnover Rate	.28[b]	3.86	2.67	1.64	4.60	6.61
Net Assets, end of period ($ x 1,000)	648,604	681,035	683,667	766,169	821,319	722,706

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
See notes to financial statements.

Service Shares	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	42.32	36.92	35.46	34.31	28.71	34.89
Investment Operations:						
Investment income−net[a]	.28	.51	.45	.46	.36	.29
Net realized and unrealized gain (loss) on investments	1.88	5.41	1.01	1.19	5.61	(6.17)
Total from Investment Operations	2.16	5.92	1.46	1.65	5.97	(5.88)
Distributions:						
Dividends from investment income−net	(.59)	(.52)	−	(.50)	(.37)	(.30)
Net asset value, end of period	43.89	42.32	36.92	35.46	34.31	28.71
Total Return (%)	5.17[b]	16.21	4.12	4.80	20.83	(16.89)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.52[b]	1.07	1.05	1.04	1.05	1.02
Ratio of net expenses to average net assets	.52[b]	1.07	1.05	1.04	1.05	1.02
Ratio of net investment income to average net assets	.66[b]	1.33	1.24	1.34	1.16	.91
Portfolio Turnover Rate	.28[b]	3.86	2.67	1.64	4.60	6.61
Net Assets, end of period ($ x 1,000)	116,649	114,746	101,172	80,529	89,121	60,572

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

NOTE 1–Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering seven series, including the Appreciation Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide long-term capital growth consistent with the preservation of capital. The Dreyfus Corporation ("the Manager" or "Dreyfus") serves as the portfolio's investment adviser. During the reporting period, Dreyfus was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Fayez Sarofim & Co. ("Sarofim & Co.") serves as the portfolio's sub-investment adviser.

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

During the reporting period, Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, served as the distributor of the portfolio's shares, which are sold without a sales charge. Effective, June 30, 2007, the Distributor became known as MBSC Securities Corporation. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the portfolio may lend securities to qualified institutions. It is the portfolio's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The portfolio is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

The portfolio has an unused capital loss carryover of $12,735,712 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, $6,026,685 of the carryover expires in fiscal 2011 and $6,709,027 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2006 were as follows: ordinary income $11,945,050. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio at rates based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended June 30, 2007 was approximately $1,423,800, with a related weighted average annualized interest rate of 5.69%.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is based on the value of the portfolio's average daily net assets and is computed at the following annual rates: .55% of the first $150 million; .50% of the next $150 million; and .375% over $300 million. The fee is payable monthly. Pursuant to a Sub-Investment Advisory Agreement with Sarofim & Co., the sub-investment advisory fee is based upon the value of the portfolio's average daily net assets and is computed at the following annual rates: .20% of the first $150 million; .25% of the next $150 million; and .375% over $300 million. The fee is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2007, Service shares were charged $141,377 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2007, the portfolio was charged $571 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the portfolio. During the period ended June 30, 2007, the portfolio was charged $31,240 pursuant to the custody agreement.

During the period ended June 30, 2007, the portfolio was charged $2,044 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $275,921, Rule 12b-1 distribution plan fees $23,721, custodian fees $20,767, chief compliance officer fees $1,205 and transfer agency per account fees $185.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the SEC, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2007, amounted to $2,171,418 and $70,585,296, respectively.

At June 30, 2007, accumulated net unrealized appreciation on investments was $275,815,276, consisting of $285,123,711 gross unrealized appreciation and $9,308,435 gross unrealized depreciation.

At June 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE PORTFOLIO'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

At a meeting of the fund's Board held on March 7 and 8, 2007, the Board unanimously approved the continuation of the fund's Investment Advisory Agreement with Dreyfus and the Sub-Investment Advisory Agreement between the portfolio and Fayez Sarofim & Co. ("Sarofim") (together, the "Agreements") for a one-year term ending March 31, 2008. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Agreements, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolio. The Board members received a presentation from representatives of Dreyfus regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio by Dreyfus and Sarofim pursuant to their Agreements. Dreyfus's representatives reviewed the portfolio's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the portfolio as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the portfolio. Dreyfus also provided the number of accounts investing in the portfolio, as well as the portfolio's asset size.

The Board members also considered Dreyfus's and Sarofim's research and portfolio management capabilities and Dreyfus's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Portfolio's Performance and Advisory Fee and Expense Ratio.</u> The Board members reviewed the portfolio's performance, advisory fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, Inc., an independent provider of mutual fund data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The portfolio's performance was compared to that of a Performance Universe, consisting of all funds with the same Lipper classification/objective, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the portfolio's contractual and actual advisory fees and operating expenses were compared to those of an Expense Universe, consisting of funds with the same or similar Lipper classification/objective, and an Expense Group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other portfolio expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees.

In its review of performance, the Board noted that the portfolio's average annual total return ranked in the first quintile of its Performance Group for the one-, and two- year periods ended December 31, 2006 and ranked in the first and second quintile of the Performance Universe for the same periods. The Board members noted improvement in the portfolio's performance and that the Sub-Adviser is an experienced manager with a good long-term track record based on a long-term "buy-and-hold" investment approach to investing in what generally are known as "mega-cap" companies. The Sub-Adviser's considerable reputation, based on following that investment approach, was noted.

In its review of the portfolio's advisory fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group, noting, among other things, that the portfolio's management fee and total expense ratio were above the median of the Expense Group, but the total expense ratio was lower than the median of the Expense Universe.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds managed by Dreyfus with similar investment objectives, policies and strategies as the portfolio (the "Similar Funds"). Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds managed by Dreyfus to evaluate the appropriateness and reasonableness of the portfolio's management fees. The Board acknowledged that the differences in fees paid by the Similar Funds seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the portfolio and the extent to which economies of scale would be realized if the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the portfolio as part of their evaluation of whether the fees under the Advisory Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services, and that a discussion of economies of scale is predicated on a fund having achieved a substantial size with increasing assets and that, if a fund's assets had been static or decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the portfolio was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the portfolio's Agreements. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus and Sarofim are adequate and appropriate.
- The Board generally was satisfied with the portfolio's performance.
- The Board concluded that the fee paid by the portfolio to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the portfolio.
- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the portfolio had been adequately considered by Dreyfus in connection with the advisory fee rate charged to the portfolio and that, to the extent in the future it were determined that material economies of scale had not been shared with the portfolio, the Board would seek to have those economies of scale shared with the portfolio.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the portfolio's Agreements were in the best interests of the portfolio and its shareholders.

NOTES

For More Information

Dreyfus Variable Investment Fund, Appreciation Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Advisor

Fayez Sarofim & Co.
Two Houston Center
Suite 2907
Houston, TX 77010

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144 Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0112SA0607

Dreyfus Variable Investment Fund, Developing Leaders Portfolio

SEMIANNUAL REPORT June 30, 2007



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Variable Investment Fund, Developing Leaders Portfolio, covering the six-month period from January 1, 2007, through June 30, 2007.

The U.S. economy produced mixed signals over the first half of 2007, causing investor sentiment to swing from concerns regarding a domestic economic slowdown stemming from slumping housing markets to worries about mounting inflationary pressures in an environment of robust global growth. However, more recent data have provided stronger signals that a "soft landing" is likely for the U.S. economy. The rate of decline in residential construction is becoming less severe, the industrial inventory slowdown is fading and capital goods orders have strengthened. What's more, a generally rising stock market over the past six months has helped to offset any negative "wealth effect" from the weak housing market.

Should these trends persist, we expect U.S. economic growth to hover slightly below long-term averages during the second half of this year. A moderate economic growth rate and gradually receding inflationary pressures may keep the Federal Reserve Board on the sidelines and support corporate profits through year-end. As always, your financial advisor can help you position your equity investments for these and other developments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
July 16, 2007



DISCUSSION OF PERFORMANCE

For the reporting period of January 1, 2007, through June 30, 2007, as provided by Franklin Portfolio Associates Smallcap Team, Portfolio Managers

Market and Portfolio Performance Overview

Stocks responded positively over the first half of 2007 to continuing economic growth and better-than-expected corporate earnings, despite uncertainties regarding rising interest rates and future economic trends. Small-cap stocks roughly matched the rise of the broader market. The portfolio shared in the market's rise to a degree on the strength of a diverse group of individual holdings. However, other holdings in a variety of investment sectors trailed the averages, causing the portfolio's returns to lag the benchmark.

For the six-month period ended June 30, 2007, Dreyfus Variable Investment Fund, Developing Leaders Portfolio produced total returns of 3.88% for its Initial shares and 3.75% for its Service shares.[1] In comparison, the Russell 2000 Index (the "Index"), the portfolio's benchmark, produced a total return of 6.45% for the same period.[2]

The Portfolio's Investment Approach

The portfolio seeks to identify undervalued small-cap stocks using a quantitative screening process. This process is driven by a proprietary quantitative model, which uses more than 40 factors to identify and rank individual stocks. Next, we focus on "bottom-up" stock selection as opposed to making proactive decisions about industry or sector exposures. Over time, we attempt to construct a portfolio that has exposure to industries and market capitalizations generally similar to the portfolio's benchmark. Within each sector, we seek to overweight the most attractive stocks and underweight or not hold the stocks that have been ranked least attractive.

Support for the Portfolio's Gains Was Broadly Diversified

The portfolio's gains were produced by investments in a wide range of market sectors, ranging from industrials and basic materials to financials and telecommunications. While the stocks mentioned here represent some of the portfolio's better performers, they also serve as examples of a much larger group of holdings that contributed positively to the portfolio's returns.

Two key holdings received attractive buyout offers at substantial premiums to their previous stock prices. One, property and casualty insurer Ohio Casualty, jumped in value by more than 25% when the company agreed to be acquired by Liberty Mutual Group in May. Another, North Carolina-based telephone service provider CT Communications, rose 46% on the day after agreeing to a buyout offer from rural telecommunications company Windstream later in the same month.

A longer list of top performers rose on the strength of positive earnings reports and favorable earnings guidance. Consumer debt services provider Portfolio Recovery Associates advanced after the company posted better-than-expected earnings and revenues for the first three months of 2007 and announced a stock buyback and a special dividend to shareholders. GrafTech International, a producer of graphite and carbon-based products and fuel cells, began a steady rise after announcing sharply higher earnings per share for the first quarter of 2007 than for the same period in 2006, and significantly increasing its sales growth guidance for the rest of the year. Steel producer Chaparral Steel gained ground after releasing strong financial results in March 2007, and added to its gains after the company hired a prominent financial advisory firm to review possible strategic options (which led to a sale announced shortly after quarter end).

Company-Specific Disappointments Dampen Results

The portfolio's relatively mild gains compared to the benchmark were largely the result of disappointing individual holdings in the health care, information technology, consumer durables and financial sectors. In the health care area, a number of medical device makers, such as Palomar Medical Technologies and Aspect Medical Systems, offered weaker-than-expected guidance for 2007. In the information technology sector, some Internet-related holdings, such as Stamps.com, issued poor earnings reports and reduced 2007 guidance. Among consumer durables holdings, companies in housing-related businesses, such as American Woodmark and Headwaters, were adversely affected by a slump in new

home construction. Finally, in the financials sector, real estate lenders, such as Fremont General, which was sold during the reporting period, suffered in response to problems in the sub-prime mortgage market.

Maintaining a Consistent Approach

As of the end of the reporting period, the stock market remained unsettled due to a variety of conflicting forces. On the positive side, economic growth remained positive, albeit slowing, and inflation stayed in check. On the other hand, bond yields have risen, consumer spending has come under renewed pressure and prospects for future economic growth have remained unclear.

In the face of these uncertainties, the portfolio continues to hew to its disciplined, sector neutral, stock-by-stock investment approach. This bottom-up approach has produced a mild tilt toward higher-quality stocks, many of which appear attractively valued after months of relative outperformance by their more speculative counterparts. At the same time, we have remained true to the portfolio's quantitatively driven investment process, which balances growth and value factors to identify the most attractive opportunities in the small-cap market.

July 16, 2007

The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Developing Leaders Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Index is an unmanaged index of small-cap stock performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization. Franklin Portfolio Associates is an independently managed, wholly owned subsidiary of Mellon Financial Corporation. Franklin Portfolio Associates has no affiliation to the Franklin Templeton Group of Funds or Franklin Resources, Inc. The portfolio's managers are dual employees of Franklin Portfolio Associates and Dreyfus.*

UNDERSTANDING YOUR PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Developing Leaders Portfolio from January 1, 2007 to June 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended June 30, 2007

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 3.99	$ 5.25
Ending value (after expenses)	$1,038.80	$1,037.50

COMPARING YOUR PORTFOLIO'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended June 30, 2007

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 3.96	$ 5.21
Ending value (after expenses)	$1,020.88	$1,019.64

† *Expenses are equal to the portfolio's annualized expense ratio of .79% for Initial shares and 1.04% for Service shares, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

Common Stocks−99.7%	Shares	Value ($)
Commercial & Professional Services−10.2%		
ABM Industries	46,700	1,205,327
Advent Software	37,500 a,b	1,220,625
Agilysys	148,300	3,336,750
COMSYS IT Partners	249,800 a,b	5,697,938
Consolidated Graphics	27,000 b	1,870,560
Dollar Thrifty Automotive Group	5,400 b	220,536
Forrester Research	12,800 a,b	360,064
IKON Office Solutions	378,100 a	5,902,141
Immersion	214,700 b	3,216,206
Kelly Services, Cl. A	42,100	1,156,066
Kforce	124,500 a,b	1,989,510
Lawson Products	8,100	313,470
Lee Enterprises	53,100	1,107,666
MPS Group	225,900 a,b	3,020,283
Nautilus	213,400 a	2,569,336
Portfolio Recovery Associates	38,600 a	2,316,772
Pre-Paid Legal Services	13,800	887,478
ProQuest	85,100 b	811,854
PSS World Medical	25,700 a,b	468,254
Rush Enterprises, Cl. A	101,000 a,b	2,193,720
ScanSource	97,300 a,b	3,112,627
Spherion	395,300 b	3,711,867
Stamps.com	129,500 b	1,784,510
TeleTech Holdings	159,400 b	5,177,312
ValueClick	19,700 b	580,362
Viad	149,200	6,291,764
		60,522,998
Communications−1.7%		
Alaska Communications Systems Group	259,700 a	4,113,648
Centennial Communications	72,500	688,025
CT Communications	33,900 a	1,034,289
Entercom Communications, Cl. A	130,200	3,240,678
Media General, Cl. A	29,700	988,119
		10,064,759

Common Stocks (continued)	Shares	Value ($)
Consumer Durables—2.2%		
Avatar Holdings	67,800 a,b	5,216,532
Fossil	146,400 a,b	4,317,336
THQ	122,900 a,b	3,750,908
		13,284,776
Consumer Non-Durables—4.2%		
American Greetings, Cl. A	31,900	903,727
Boston Beer, Cl. A	49,300 b	1,939,955
Central Garden & Pet, Cl. A	67,200 b	788,256
Coca-Cola Bottling	7,000	352,100
Hain Celestial Group	4,800 b	130,272
Imperial Sugar	200,400 a	6,170,316
K-Swiss, Cl. A	42,700 a	1,209,691
Kellwood	101,600 a	2,856,992
Mannatech	131,900 a	2,095,891
NBTY	51,400 a,b	2,220,480
Perry Ellis International	82,700 a,b	2,660,459
USANA Health Sciences	81,000 a,b	3,623,940
		24,952,079
Consumer Services—5.7%		
Belo, Cl. A	136,500	2,810,535
Domino's Pizza	38,200 b	697,914
Jack in the Box	81,500 b	5,781,610
Mercer International	93,600 b	954,720
Pinnacle Entertainment	184,200 b	5,185,230
Priceline.com	75,700 a,b	5,203,618
Ruby Tuesday	194,400 a	5,118,552
Sinclair Broadcast Group, Cl. A	334,500	4,756,590
Sotheby's	75,300 a	3,465,306
		33,974,075
Electronic Technology—12.8%		
Advanced Energy Industries	273,200 b	6,190,712
Aeroflex	237,500 b	3,365,375
Anaren	54,800 a,b	965,028
Anixter International	22,700 b	1,707,267
Arris Group	294,300 b	5,176,737
Belden	7,300	404,055
C-COR	19,400 b	272,764

Common Stocks (continued)	Shares		Value ($)
Electronic Technology (continued)			
Ceradyne	92,800	a,b	6,863,488
Coherent	28,600	a,b	872,586
Comtech Group	62,800	b	1,036,828
CTS	130,000		1,645,800
Cymer	77,900	a,b	3,131,580
EMS Technologies	19,200	b	423,552
Exar	325,666	b	4,363,924
InterDigital Communications	190,400	a,b	6,125,168
Intevac	250,500	a,b	5,325,630
Mentor Graphics	244,600	a,b	3,221,382
Methode Electronics	66,500		1,040,725
MIPS Technologies	185,100	b	1,627,029
Newport	143,300	a,b	2,218,284
ON Semiconductor	218,300	b	2,340,176
Oplink Communications	131,100	a,b	1,966,500
Orbital Sciences	271,100	a,b	5,695,811
Power Integrations	80,900	b	2,119,580
Sequa, Cl. A	3,900	b	436,800
Silicon Image	105,600	a,b	906,048
Trident Microsystems	58,600	a,b	1,075,310
Triumph Group	34,300	a	2,245,621
UTStarcom	84,200	a,b	472,362
Westar Energy	133,000		3,229,240
			76,465,362
Energy Minerals−2.3%			
Comstock Resources	30,600	a,b	917,082
EXCO Resources	197,600	a,b	3,446,144
PetroHawk Energy	181,400	a,b	2,877,004
Western Refining	110,700	a	6,398,460
			13,638,690
Finance−15.9%			
1st Source	22,400		558,208
AMREP	39,600	a	1,882,980
Argonaut Group	22,200	a	692,862
BankUnited Financial, Cl. A	193,900	a	3,891,573
Boston Private Financial Holdings	44,200	a	1,187,654
Citizens Republic Bancorp	223,313	a	4,086,628

Common Stocks (continued)	Shares	Value ($)
Finance (continued)		
Commerce Group	176,200 [a]	6,117,664
Community Bank System	111,000 [a]	2,222,220
Corus Bankshares	301,500 [a]	5,203,890
CorVel	19,700 [b]	514,958
First Busey	15,900 [a]	317,841
First Community Bancshares	8,700	271,353
First Financial Bancorp	107,100 [a]	1,605,429
First Midwest Bancorp/IL	50,100 [a]	1,779,051
FirstFed Financial	74,800 [a,b]	4,243,404
FirstMerit	170,200 [a]	3,562,286
Great Southern Bancorp	9,900	267,795
Heritage Commerce	19,000 [a]	449,920
Irwin Financial	26,000	389,220
ITLA Capital	28,400	1,480,208
KNBT Bancorp	60,100	883,470
Knight Capital Group, Cl. A	337,900 [a,b]	5,609,140
Ocwen Financial	347,100 [a,b]	4,626,843
Odyssey Re Holdings	132,600 [a]	5,687,214
Ohio Casualty	24,000	1,039,440
Pacific Capital Bancorp	189,850 [a]	5,122,153
PFF Bancorp	16,900 [a]	472,017
Phoenix Cos.	350,600 [a]	5,262,506
RLI	55,500	3,105,225
SeaBright Insurance Holdings	20,500 [b]	358,340
Security Bank	26,000 [a]	522,600
Simmons First National, Cl. A	13,600 [a]	375,224
Susquehanna Bancshares	235,000 [a]	5,256,950
SWS Group	29,700	642,114
TierOne	78,600	2,365,860
Trustco Bank NY	99,400 [a]	982,072
Trustmark	19,500	504,270
UCBH Holdings	66,000 [a]	1,205,820
United Community Banks/GA	18,800	486,732
Walter Industries	113,800	3,295,648
WesBanco	22,100	651,950
Western Alliance Bancorp	65,800 [a,b]	1,964,130

Common Stocks (continued)	Shares		Value ($)
Finance (continued)			
Wilshire Bancorp	44,600	a	543,228
WSFS Financial	23,400	a	1,531,062
Zenith National Insurance	31,500		1,483,335
			94,702,487
Health Care Technology–9.4%			
American Oriental Bioengineering	241,300	a,b	2,147,570
Applera–Celera Genomics Group	144,700	b	1,794,280
Aspect Medical Systems	123,100	a,b	1,841,576
Auxilium Pharmaceuticals	145,500	a,b	2,319,270
BioMarin Pharmaceutical	220,800	a,b	3,961,152
Bruker BioSciences	217,800	b	1,962,378
Conceptus	38,400	a,b	743,808
Digene	73,700	b	4,425,685
Gentiva Health Services	56,500	b	1,133,390
Geron	394,300	a,b	2,775,872
GTX	60,000	a,b	971,400
Immucor	202,500	a,b	5,663,925
Lifecell	69,200	a,b	2,113,368
Medicines	215,000	b	3,788,300
Mentor	60,000	a	2,440,800
OSI Pharmaceuticals	61,800	b	2,237,778
Palomar Medical Technologies	138,300	a,b	4,800,393
Savient Pharmaceuticals	282,800	b	3,512,376
Sciele Pharma	231,400	a,b	5,451,784
ViroPharma	119,800	a,b	1,653,240
			55,738,345
Industrial Services–2.3%			
ATP Oil and Gas	20,900	b	1,016,576
Grey Wolf	637,500	a,b	5,253,000
MarkWest Hydrocarbon	13,100		752,333
Trico Marine Services	141,700	a,b	5,792,696
W-H Energy Services	13,800	b	854,358
			13,668,963
Non-Energy Minerals–3.3%			
Chaparral Steel	50,600		3,636,622
Cleveland-Cliffs	78,300	a	6,081,561

Common Stocks (continued)	Shares		Value ($)
Non-Energy Minerals (continued)			
Olin	288,500	a	6,058,500
Steel Dynamics	98,100		4,111,371
			19,888,054
Process Industries–5.8%			
AEP Industries	59,600	b	2,682,596
CF Industries Holdings	134,800	a	8,073,172
GrafTech International	503,600	a,b	8,480,624
Headwaters	233,100	a,b	4,025,637
Sensient Technologies	45,000	a	1,142,550
Spartech	188,400		5,002,020
Terra Industries	190,400	a,b	4,839,968
			34,246,567
Producer Manufacturing–4.1%			
Aaon	30,600		974,610
American Woodmark	115,800	a	4,006,680
Astec Industries	3,800	b	160,436
FreightCar America	40,200	a	1,923,168
Genlyte Group	69,900	b	5,489,946
Kadant	21,000	b	655,200
Knoll	210,600		4,717,440
RBC Bearings	22,000	a,b	907,500
Regal-Beloit	33,900	a	1,577,706
Wabtec	109,000		3,981,770
			24,394,456
Retail Trade–6.7%			
Aeropostale	134,600	a,b	5,610,128
Asbury Automotive Group	188,300		4,698,085
Big Lots	194,800	a,b	5,731,016
CSK Auto	63,700	a,b	1,172,080
Dress Barn	141,200	b	2,897,424
Gymboree	123,300	a,b	4,859,253
Ingles Markets, Cl. A	55,500		1,911,975
Insight Enterprises	234,100	a,b	5,283,637
Systemax	289,700	a	6,028,657
Wild Oats Markets	110,600	b	1,853,656
			40,045,911

Common Stocks (continued)	Shares	Value ($)
Technology Services—7.5%		
Albany Molecular Research	132,000 b	1,960,200
AMERIGROUP	72,700 a,b	1,730,260
Ansoft	84,800 b	2,500,752
Apria Healthcare Group	176,000 a,b	5,063,520
CSG Systems International	113,700 b	3,014,187
FEI	13,700 b	444,702
Heartland Payment Systems	18,700 a	548,471
Internap Network Services	52,800 a,b	761,376
Interwoven	201,900 b	2,834,676
Level 3 Communications	1 a,b	5
LHC Group	45,500 a,b	1,192,100
Manhattan Associates	181,000 b	5,051,710
RealNetworks	538,000 a,b	4,395,460
Sykes Enterprises	290,900 b	5,524,191
Tyler Technologies	324,500 a,b	4,027,045
Vignette	291,400 b	5,583,224
		44,631,879
Transportation—2.4%		
Genesee & Wyoming, Cl. A	101,000 b	3,013,840
Horizon Lines, Cl. A	150,500 a	4,930,380
Pacer International	20,200	475,104
Saia	155,400 b	4,236,204
SkyWest	67,300	1,603,759
		14,259,287
Utilities—3.2%		
Avista	55,300	1,191,715
CH Energy Group	77,100 a	3,467,187
El Paso Electric	186,800 b	4,587,808
Laclede Group	39,300 a	1,252,884
MGE Energy	18,200 a	594,594
New Jersey Resources	48,500 a	2,474,470
Piedmont Natural Gas	144,000 a	3,549,600
Portland General Electric	78,600	2,156,784
		19,275,042
Total Common Stocks		
(cost $555,610,489)		**593,753,730**

Other Investment−.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $4,189,000)	4,189,000 ᶜ	**4,189,000**
Investment of Cash Collateral for Securities Loaned−29.7%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $176,947,110)	176,947,110 ᶜ	**176,947,110**
Total Investments (cost $736,746,599)	**130.1%**	**774,889,840**
Liabilities, Less Cash and Receivables	**(30.1%)**	**(179,166,916)**
Net Assets	**100.0%**	**595,722,924**

ᵃ *All or a portion of these securities are on loan. At June 30, 2007, the total market value of the portfolio's securities on loan is $171,627,773 and the total market value of the collateral held by the portfolio is $180,996,184, consisting of cash collateral of $176,947,110 and U.S. Government and agency securities valued at $4,049,074.*

ᵇ *Non-income producing security.*

ᶜ *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Money Market Investments	30.4	Producer Manufacturing	4.1
Finance	15.9	Non-Energy Minerals	3.3
Electronic Technology	12.8	Utilities	3.2
Commercial & Professional Services	10.2	Transportation	2.4
Health Care Technology	9.4	Industrial Services	2.3
Technology Services	7.5	Energy Minerals	2.3
Retail Trade	6.7	Consumer Durables	2.2
Process Industries	5.8	Communications	1.7
Consumer Services	5.7		
Consumer Non-Durables	4.2		**130.1**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
June 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $171,627,773)–Note 1(c):		
Unaffiliated issuers	555,610,489	593,753,730
Affiliated issuers	181,136,110	181,136,110
Cash		21,131
Receivable for investment securities sold		48,367,333
Dividends and interest receivable		792,979
Receivable for shares of Beneficial Interest subscribed		3,036
Prepaid expenses		9,611
		824,083,930
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		407,841
Liability for securities on loan–Note 1(c)		176,947,110
Payable for investment securities purchased		49,214,149
Payable for shares of Beneficial Interest redeemed		1,682,222
Interest Payable–Note 2		5,876
Accrued expenses		103,808
		228,361,006
Net Assets ($)		**595,722,924**
Composition of Net Assets ($):		
Paid-in capital		535,393,134
Accumulated undistributed investment income–net		2,668,884
Accumulated net realized gain (loss) on investments		19,517,665
Accumulated net unrealized appreciation (depreciation) on investments		38,143,241
Net Assets ($)		**595,722,924**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	573,570,730	22,152,194
Shares Outstanding	15,185,788	593,164
Net Asset Value Per Share ($)	**37.77**	**37.35**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2007 (Unaudited)

Investment Income ($):

Income:

Cash dividends (net of $1,395 foreign taxes withheld at source):	
Unaffiliated issuers	3,831,664
Affiliated issuers	63,191
Income from securities lending	455,717
Total Income	**4,350,572**
Expenses:	
Investment advisory fee—Note 3(a)	2,326,136
Prospectus and shareholders' reports	43,707
Custodian fees—Note 3(b)	32,253
Distribution fees—Note 3(b)	26,918
Professional fees	11,581
Trustees' fees and expenses—Note 3(c)	10,570
Interest expense—Note 2	5,876
Shareholder servicing costs—Note 3(b)	1,992
Loan commitment fees—Note 2	1,101
Miscellaneous	12,574
Total Expenses	**2,472,708**
Investment Income—Net	**1,877,864**

Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):

Net realized gain (loss) on investments	20,002,476
Net unrealized appreciation (depreciation) on investments	1,606,769
Net Realized and Unrealized Gain (Loss) on Investments	**21,609,245**
Net Increase in Net Assets Resulting from Operations	**23,487,109**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
Operations ($):		
Investment income—net	1,877,864	5,325,720
Net realized gain (loss) on investments	20,002,476	76,395,773
Net unrealized appreciation (depreciation) on investments	1,606,769	(57,945,192)
Net Increase (Decrease) in Net Assets Resulting from Operations	**23,487,109**	**23,776,301**
Dividends to Shareholders from ($):		
Investment income—net:		
Initial shares	(4,284,675)	(2,859,929)
Service shares	(97,644)	(36,703)
Net realized gain on investments:		
Initial shares	(74,911,573)	(59,143,340)
Service shares	(2,697,864)	(1,897,570)
Total Dividends	**(81,991,756)**	**(63,937,542)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	7,417,077	28,698,627
Service shares	1,828,036	3,755,306
Dividends reinvested:		
Initial shares	79,196,248	62,003,269
Service shares	2,795,508	1,934,273
Cost of shares redeemed:		
Initial shares	(90,000,646)	(162,998,146)
Service shares	(2,134,900)	(5,485,460)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(898,677)**	**(72,092,131)**
Total Increase (Decrease) in Net Assets	**(59,403,324)**	**(112,253,372)**
Net Assets ($):		
Beginning of Period	655,126,248	767,379,620
End of Period	**595,722,924**	**655,126,248**
Undistributed investment income—net	2,668,884	5,173,339

	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
Capital Share Transactions:		
Initial Shares		
Shares sold	187,639	684,422
Shares issued for dividends reinvested	2,190,162	1,394,899
Shares redeemed	(2,263,928)	(3,947,455)
Net Increase (Decrease) in Shares Outstanding	**113,873**	**(1,868,134)**
Service Shares		
Shares sold	48,006	89,868
Shares issued for dividends reinvested	78,131	43,931
Shares redeemed	(54,376)	(135,519)
Net Increase (Decrease) in Shares Outstanding	**71,761**	**(1,720)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

Initial Shares	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	42.03	43.96	41.55	37.39	28.40	35.13
Investment Operations:						
Investment income—net[a]	.12	.31	.18	.08	.01	.01
Net realized and unrealized gain (loss) on investments	1.26	1.56	2.23	4.16	8.99	(6.73)
Total from Investment Operations	1.38	1.87	2.41	4.24	9.00	(6.72)
Distributions:						
Dividends from investment income—net	(.31)	(.18)	–	(.08)	(.01)	(.01)
Dividends from net realized gain on investments	(5.33)	(3.62)	–	–	–	–
Total Distributions	(5.64)	(3.80)	–	(.08)	(.01)	(.01)
Net asset value, end of period	37.77	42.03	43.96	41.55	37.39	28.40
Total Return (%)	3.88[b]	3.77	5.80	11.34	31.69	(19.12)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.39[b]	.82	.81	.79	.82	.81
Ratio of net expenses to average net assets	.39[b]	.82	.81	.79	.82	.81
Ratio of net investment income to average net assets	.30[b]	.75	.43	.20	.03	.02
Portfolio Turnover Rate	49.33[b]	97.52	67.11	56.06	69.34	52.41
Net Assets, end of period ($ x 1,000)	573,571	633,459	744,621	788,943	744,866	577,468

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
See notes to financial statements.

Service Shares	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	41.56	43.51	41.22	37.12	28.26	35.02
Investment Operations:						
Investment income (loss)–net[a]	.07	.21	.07	(.02)	(.07)	(.03)
Net realized and unrealized gain (loss) on investments	1.24	1.53	2.22	4.12	8.93	(6.72)
Total from Investment Operations	1.31	1.74	2.29	4.10	8.86	(6.75)
Distributions:						
Dividends from investment income–net	(.19)	(.07)	–	–	–	(.01)
Dividends from net realized gain on investments	(5.33)	(3.62)	–	–	–	–
Total Distributions	(5.52)	(3.69)	–	–	–	(.01)
Net asset value, end of period	37.35	41.56	43.51	41.22	37.12	28.26
Total Return (%)	3.75[b]	3.52	5.56	11.05	31.35	(19.31)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.52[b]	1.08	1.06	1.04	1.07	1.05
Ratio of net expenses to average net assets	.52[b]	1.08	1.06	1.04	1.07	1.05
Ratio of net investment income (loss) to average net assets	.19[b]	.51	.18	(.04)	(.22)	(.11)
Portfolio Turnover Rate	49.33[b]	97.52	67.11	56.06	69.34	52.41
Net Assets, end of period ($ x 1,000)	22,152	21,667	22,759	22,061	17,523	10,896

a   Based on average shares outstanding at each month end.
b   Not annualized.
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS (Unaudited)

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering seven series, including the Developing Leaders Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. During the reporting period, the Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

During the reporting period, Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, served as the distributor of the portfolio's shares, which are sold without a sales charge. Effective June 30, 2007, the Distributor became known as MBSC Securities Corporation. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis.

Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. It is the portfolio's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006. Management believes that the application of this standard does not have a material impact on the financial statements of the portfolio.

The tax character of all distributions paid to shareholders during the fiscal year ended December 31, 2006, were as follows: ordinary income $2,896,632 and long-term capital gains $61,040,910. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended June 30, 2007, was $207,000 with a related weighted average annualized interest rate of 5.72%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75% of the value of the portfolio's average daily net assets and is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2007, Service shares were charged $26,918 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2007, the portfolio was charged $446 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended June 30, 2007, the portfolio was charged $32,253 pursuant to the custody agreement.

During the period ended June 30, 2007, the portfolio was charged $2,044 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $373,532, Rule 12b-1 distribution plan fees $4,584, custodian fees $28,371, chief compliance officer fees $1,205 and transfer agency per account fees $149.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the SEC, the portfolio invests its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2007, amounted to $307,048,281 and $387,865,257, respectively.

At June 30, 2007, accumulated net unrealized appreciation on investments was $38,143,241, consisting of $69,353,796 gross unrealized appreciation and $31,210,555 gross unrealized depreciation.

At June 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE PORTFOLIO'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

At a meeting of the portfolio's Board held on March 7 and 8, 2007, the Board unanimously approved the continuation of the fund's Investment Advisory Agreement with Dreyfus for a one-year term ending March 30, 2008. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the portfolio were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Investment Advisory Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolio. The Board members received a presentation from representatives of Dreyfus regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio pursuant to its Investment Advisory Agreement. Dreyfus's representatives reviewed the portfolio's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the portfolio as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the portfolio. Dreyfus also provided the number of accounts investing in the portfolio, as well as the portfolio's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day portfolio operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Portfolio's Performance and Advisory Fee and Expense Ratio.</u> The Board members reviewed the portfolio's performance, advisory fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, Inc., an independent provider of mutual fund data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The portfolio's performance was compared to that of a Performance Universe, consisting of all funds with the same Lipper classification/objective, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the portfolio's contractual and actual advisory fee and operating expenses were compared to those of an Expense Universe, consisting of funds with the same or similar Lipper classification/objective, and an Expense Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other portfolio expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board expressed its concern over the portfolio's overall performance, noting among other things, that the portfolio's average annual total return ranked in the fifth quintile of its Performance Group and its Performance Universe for the one-, two-, three-, four-, five- and ten- year periods ended December 31, 2006. The Board acknowledged the portfolio managers explanation for the fund's performance, which cited the underperformance of momentum stocks in general, the portfolio's emphasis on quality stocks during a period in which lower quality stocks outperformed, and its emphasis on growth during a period in which value stocks outperformed. It also noted that the present managers had been serving as such only since June, 2005.

In its review of the portfolio's advisory fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, noting, among other things, that the portfolio's actual advisory fee was in the second quintile in the Expense Group and the Expense Universe and the total expense ratio was in the first quintile in the Expense Group and Expense Universe (the first quintile represents funds with the lowest fees).

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds managed by Dreyfus with similar investment objectives, policies and strategies as the portfolio (the "Similar Funds"). Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds managed by Dreyfus to evaluate the appropriateness and reasonableness of the portfolio's management fees. The Board acknowledged that the differences in fees paid by the Similar Funds seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the portfolio and the extent to which economies of scale would be realized if the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted the soft dollar arrangements with respect to trading the portfolio's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the portfolio as part of their evaluation of whether the fees under the Investment Advisory Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on a fund having achieved a substantial size with increasing assets and that, if a fund's assets had been static or decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the portfolio was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the portfolio's Investment Advisory Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.

- The Board generally was concerned with the portfolio's performance but acknowledged that the fund's portfolio managers had been serving only since June 2005 and noted that the portfolio's investment strategy was out of favor during the past year.

- The Board concluded that the fee paid by the portfolio to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the portfolio.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the portfolio had been adequately considered by Dreyfus in connection with the advisory fee rate charged to the portfolio and that, to the extent in the future it were determined that material economies of scale had not been shared with the portfolio, the Board would seek to have those economies of scale shared with the portfolio.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the portfolio's Investment Advisory Agreement was in the best interests of the portfolio and its shareholders.

For More Information

**Dreyfus Variable
Investment Fund,
Developing Leaders Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0121SA0607

Dreyfus Variable Investment Fund, Growth and Income Portfolio

SEMIANNUAL REPORT June 30, 2007




A BNY Mellon Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Variable Investment Fund, Growth and Income Portfolio, covering the six-month period from January 1, 2007, through June 30, 2007.

The U.S. economy produced mixed signals over the first half of 2007, causing investor sentiment to swing from concerns regarding a domestic economic slowdown stemming from slumping housing markets to worries about mounting inflationary pressures in an environment of robust global growth. However, more recent data have provided stronger signals that a "soft landing" is likely for the U.S. economy. The rate of decline in residential construction is becoming less severe, the industrial inventory slowdown is fading and capital goods orders have strengthened. What's more, a generally rising stock market over the past six months has helped to offset any negative "wealth effect" from the weak housing market.

Should these trends persist, we expect U.S. economic growth to hover slightly below long-term averages during the second half of this year. A moderate economic growth rate and gradually receding inflationary pressures may keep the Federal Reserve Board on the sidelines and support corporate profits through year-end. As always, your financial advisor can help you position your equity investments for these and other developments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
July 16, 2007



DISCUSSION OF PERFORMANCE

For the period of January 1, 2007, through June 30, 2007, as provided by John B. Jares, CFA, Portfolio Manager

Portfolio and Market Performance Overview

Although an increasingly difficult consumer spending environment weighed on the stock market's performance during the reporting period, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") posted gains in nearly every economic sector. The portfolio participated in the market's advance to an extent; however, it fell short of the benchmark's return due to its underweighted positions in the energy and industrials sectors, as well as disappointing stock selections in several market segments.

For the six-month period ended June 30, 2007, Dreyfus Variable Investment Fund, Growth and Income Portfolio achieved a 5.39% total return for its Initial shares and a 5.25% total return for its Service shares.[1] The portfolio's benchmark, the S&P 500 Index, returned 6.96% for the same period.[2]

The Portfolio's Investment Approach

To pursue the portfolio's goal of seeking long-term capital growth, current income and growth of income consistent with reasonable investment risk, the portfolio invests primarily in stocks, bonds and money-market instruments of domestic and foreign issuers. We employ a "growth style" of investing, seeking companies whose fundamental strengths suggest the potential to provide superior earnings growth over time. We follow a consistent "bottom-up" approach that emphasizes individual stock selection. Income is generated primarily from dividend-paying stocks in which the portfolio may invest.

Cautious Consumer Spending Spreads to the Middle Class

Stocks generally advanced over the first half of 2007 as strong corporate earnings and robust levels of mergers-and-acquisitions activity more than offset investors' economic and inflation concerns. However, consumer sentiment continued to deteriorate when gasoline prices surged higher and the downturn in housing markets continued. While this economic pinch previously had been felt primarily by lower-income consumers, this reporting period began to see spending cut-backs among middle-tier consumers, which affected a number of large-cap, consumer-oriented companies.

Strong Results from Financial and Technology Stocks Were Offset by Laggards in Other Sectors

Nonetheless, the portfolio produced competitive returns in most economic sectors, including the financials, information technology and consumer staples areas. An underweighted position in the volatile financials sector supported the portfolio's relative performance, as did strong contributions from individual holdings such as investment bank Goldman Sachs Group. Among information technology stocks, top contributors included computer and electronics maker Apple Computer, semiconductor giant Texas Instruments and storage systems provider EMC Corporation. Apple rose on the popularity of its personal computing and consumer electronics products, including the new iPhone. Texas Instruments advanced in the wake of an inventory correction in the semiconductor industry as well as a gain in market share for high-performance analog-conversion chips.

Other strong performers included glass maker Corning, which was the beneficiary of a substantial increase in demand for the panels used in flat-screen televisions, as well as a long-awaited resurgence in demand for its fiber optics products.

On the other hand, underweighted exposure to the energy, industrials and consumer discretionary sectors hindered relative performance when these areas produced above-average results for the benchmark. In addition, our security selection strategy weighed on performance in a variety of market sectors. Despite strong underlying fundamentals, the portfolio's consumer discretionary stocks absorbed the brunt of the decline in consumer spending. Fund holdings such as organic grocery chain Whole Foods Market, coffee retailer Starbucks and electronics seller Best Buy ranked among the portfolio's laggards. In addition, Whole Foods Market's stock price was hurt by lower operating margins stemming from its growth strategy, which hurt profits as new stores opened in close proximity to existing stores. Starbucks also was pressured by higher milk prices, and Best Buy was negatively affected by reduced sales volume of higher-margin products.

In the technology sector, Seagate Technology faltered due to aggressive pricing in the hard disk-drive industry and lower demand for its higher-margin products. Among health care companies, biotechnology firm Amgen lost value in the wake of a regulatory safety warning and rising competitive pressures.

Finally, some previously strong stocks, such as Cisco Systems and Hewlett-Packard, experienced a correction in valuations, while unfortunate timing in several new purchases hindered the reporting period's returns.

Mid-Cycle Slowdown Does Not Significantly Alter Portfolio Composition

We believe the pressure of elevated interest rates and higher gasoline prices will continue to migrate up the demographic scale, constraining spending among more consumers. What's more, the economic slow-down appears likely to continue, which we believe may eventually compel the Federal Reserve Board to reduce short-term interest rates in an effort to stimulate renewed growth.

We have maintained positions in numerous portfolio holdings that, in our judgment, have underperformed due to the mid-cycle economic slowdown rather than deteriorating company fundamentals. Consequently, we have not greatly altered the portfolio's allocations to the market's various economic sectors. Instead, we have maintained our focus on our bottom-up security selection process, which has continued to identify what we believe to be attractive opportunities for growth.

July 16, 2007

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Growth and Income Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2007, at which time it may be extended, terminated or modified. Had those expenses not be absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER, INC. – Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Growth and Income Portfolio from January 1, 2007 to June 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended June 30, 2007

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.12	$ 5.09
Ending value (after expenses)	$1,053.90	$1,052.50

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended June 30, 2007

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.06	$ 5.01
Ending value (after expenses)	$1,020.78	$1,019.84

† *Expenses are equal to the portfolio's annualized expense ratio of .81% for Initial shares and 1.00% for Service shares, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

Common Stocks–99.3%	Shares	Value ($)
Consumer Discretionary–8.9%		
Bed Bath & Beyond	45,321 a,b	1,631,103
Best Buy	99,307	4,634,658
Gap	123,240	2,353,884
Home Depot	34,491	1,357,221
Macy's	47,035	1,871,052
Omnicom Group	17,744	939,012
Starbucks	83,558 b	2,192,562
Walt Disney	38,773	1,323,710
		16,303,202
Consumer Staples–11.9%		
Altria Group	33,940	2,380,552
Avon Products	47,651	1,751,174
Cadbury Schweppes, ADR	22,407	1,216,700
Clorox	34,639	2,151,082
Colgate-Palmolive	20,621	1,337,272
Kraft Foods, Cl. A	23,487	827,917
PepsiCo	14,158	918,146
Procter & Gamble	56,118	3,433,861
Unilever (NY Shares)	36,344	1,127,391
Wal-Mart Stores	103,628	4,985,543
Whole Foods Market	41,528 a	1,590,522
		21,720,160
Energy–5.0%		
Chevron	20,711	1,744,694
Exxon Mobil	64,911	5,444,735
Schlumberger	22,399	1,902,571
		9,092,000
Exchange Traded Funds–3.1%		
iShares Russell 1000 Growth Index Fund	37,605	2,226,592
Powershares QQQ	47,555 a	2,263,618
Standard & Poor's Depository Receipts (Tr. Ser. 1)	7,390 a	1,111,678
		5,601,888
Financial–9.7%		
American International Group	20,655	1,446,470
Bank of America	1	49
Charles Schwab	117,537	2,411,859

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Chicago Mercantile Exchange Holdings, Cl. A	3,257	1,740,411
Citigroup	51,713	2,652,360
Goldman Sachs Group	7,939	1,720,778
Lincoln National	26,465	1,877,692
Morgan Stanley	25,831	2,166,704
State Street	20,478	1,400,695
Unum Group	88,864	2,320,239
		17,737,257
Health Care—16.2%		
Allergan	47,372	2,730,522
Amylin Pharmaceuticals	58,439 a,b	2,405,349
Covance	13,724 b	940,917
Eli Lilly & Co.	17,205	961,415
Genentech	21,565 b	1,631,608
Genzyme	29,489 b	1,899,092
Gilead Sciences	69,400 b	2,690,638
Johnson & Johnson	56,125	3,458,423
Medtronic	36,361	1,885,682
Pfizer	55,906	1,429,516
Pharmaceutical Product Development	52,543	2,010,821
Schering-Plough	68,403	2,082,187
Thermo Fisher Scientific	55,422 a,b	2,866,426
Wyeth	45,736	2,622,502
		29,615,098
Industrial—6.1%		
Canadian National Railway	27,528	1,402,001
FedEx	6,854	760,588
General Electric	183,627	7,029,242
Waste Management	48,563	1,896,385
		11,088,216
Information Technology—26.7%		
Alcatel, ADR	187,225	2,621,150
Apple Computer	48,678 b	5,940,663
Broadcom, Cl. A	70,271 b	2,055,427
Cisco Systems	168,951 b	4,705,285

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Corning	84,757 b	2,165,541
Diebold	41,451	2,163,742
eBay	53,319 b	1,715,805
EMC/Massachusetts	128,445 b	2,324,856
Fairchild Semiconductor International	52,596 b	1,016,155
Google, Cl. A	5,015 b	2,624,751
Hewlett-Packard	100,457	4,482,391
Intersil, Cl. A	45,579	1,433,915
KLA-Tencor	25,619	1,407,764
Marvell Technology Group	132,816 b	2,418,579
Maxim Integrated Products	59,098	1,974,464
MEMC Electronic Materials	23,223 b	1,419,390
Nokia, ADR	54,136	1,521,763
SanDisk	29,845 a,b	1,460,614
Texas Instruments	91,034	3,425,610
Yahoo!	81,837 b	2,220,238
		49,098,103
Materials−.9%		
E.I. du Pont de Nemours & Co.	31,876	**1,620,576**
Software−10.8%		
Adobe Systems	102,634 b	4,120,755
Autodesk	20,353 b	958,219
Automatic Data Processing	31,972	1,549,683
Electronic Arts	60,034 b	2,840,809
Microsoft	272,012	8,016,194
Molex	77,403	2,322,864
		19,808,524
Total Common Stocks		
(cost $162,300,040)		**181,685,024**

Other Investment−.9%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,635,000)	1,635,000 c	**1,635,000**

Investment of Cash Collateral for Securities Loaned—4.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $8,627,090)	8,627,090 c	**8,627,090**
Total Investments (cost $172,562,130)	**104.9%**	**191,947,114**
Liabilities, Less Cash and Receivables	**(4.9%)**	**(8,971,746)**
Net Assets	**100.0%**	**182,975,368**

ADR—American Depository Receipts

a   All or a portion of these securities are on loan. At June 30, 2007, the total market value of the portfolio's securities on loan is $8,343,875 and the total market value of the collateral held by the portfolio is $8,627,090.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Information Technology	26.7	Industrial	6.1
Health Care	16.2	Money Market Investments	5.6
Consumer Staples	11.9	Energy	5.0
Software	10.8	Exchange Traded Funds	3.1
Financial	9.7	Materials	.9
Consumer Discretionary	8.9		**104.9**

†   Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $8,343,875)–Note 1(c):		
Unaffiliated issuers	162,300,040	181,685,024
Affiliated issuers	10,262,090	10,262,090
Cash		6,214
Dividends and interest receivable		133,392
Receivable for shares of Beneficial Interest subscribed		257
Prepaid expenses		5,633
		192,092,610
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		128,203
Liability for securities on loan–Note 1(c)		8,627,090
Payable for shares of Beneficial Interest redeemed		318,554
Accrued expenses		43,395
		9,117,242
Net Assets ($)		**182,975,368**
Composition of Net Assets ($):		
Paid-in capital		153,383,859
Accumulated undistributed investment income–net		42,680
Accumulated net realized gain (loss) on investments		10,163,845
Accumulated net unrealized appreciation (depreciation) on investments		19,384,984
Net Assets ($)		**182,975,368**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	161,165,433	21,809,935
Shares Outstanding	6,504,085	880,040
Net Asset Value Per Share ($)	**24.78**	**24.78**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2007 (unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $7,508 foreign taxes withheld at source):	
Unaffiliated issuers	1,568,156
Affiliated issuers	61,095
Income from securities lending	8,341
Total Income	**1,637,592**
Expenses:	
Investment advisory fee–Note 3(a)	690,769
Distribution fees–Note 3(b)	25,383
Prospectus and shareholders' reports	16,048
Professional fees	15,933
Custodian fees–Note 3(b)	8,659
Trustees' fees and expenses–Note 3(c)	3,961
Shareholder servicing costs–Note 3(b)	1,310
Loan commitment fees–Note 2	1,075
Miscellaneous	6,762
Total Expenses	**769,900**
Less–waiver of fees due to undertaking–Note 3(a)	(6,283)
Net Expenses	**763,617**
Investment Income–Net	**873,975**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	10,259,757
Net unrealized appreciation (depreciation) on investments	(1,433,542)
Net Realized and Unrealized Gain (Loss) on Investments	**8,826,215**
Net Increase in Net Assets Resulting from Operations	**9,700,190**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
Operations ($):		
Investment income—net	873,975	1,456,246
Net realized gain (loss) on investments	10,259,757	28,379,489
Net unrealized appreciation (depreciation) on investments	(1,433,542)	(4,315,702)
Net Increase (Decrease) in Net Assets Resulting from Operations	**9,700,190**	**25,520,033**
Dividends to Shareholders from ($):		
Investment income—net:		
Initial shares	(791,477)	(1,339,148)
Service shares	(86,736)	(119,237)
Net realized gain on investments:		
Initial shares	(7,523,231)	–
Service shares	(929,607)	–
Total Dividends	**(9,331,051)**	**(1,458,385)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	3,049,102	4,919,305
Service shares	3,022,450	674,062
Dividends reinvested:		
Initial shares	8,314,708	1,339,148
Service shares	1,016,343	119,237
Cost of shares redeemed:		
Initial shares	(19,505,912)	(42,821,205)
Service shares	(1,468,472)	(4,257,500)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(5,571,781)**	**(40,026,953)**
Total Increase (Decrease) in Net Assets	**(5,202,642)**	**(15,965,305)**
Net Assets ($):		
Beginning of Period	188,178,010	204,143,315
End of Period	**182,975,368**	**188,178,010**
Undistributed investment income—net	42,680	46,918

	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
Capital Share Transactions:		
Initial Shares		
Shares sold	122,799	213,279
Shares issued for dividends reinvested	350,484	58,910
Shares redeemed	(784,662)	(1,884,013)
Net Increase (Decrease) in Shares Outstanding	**(311,379)**	**(1,611,824)**
Service Shares		
Shares sold	121,655	29,800
Shares issued for dividends reinvested	42,827	5,257
Shares redeemed	(59,281)	(187,578)
Net Increase (Decrease) in Shares Outstanding	**105,201**	**(152,521)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Six Months Ended June 30, 2007	Year Ended December 31,				
Initial Shares	(Unaudited)	2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	24.79	21.82	21.40	20.16	16.06	21.65
Investment Operations:						
Investment income—net[a]	.12	.18	.28	.24	.14	.11
Net realized and unrealized gain (loss) on investments	1.15	2.97	.43	1.25	4.11	(5.59)
Total from Investment Operations	1.27	3.15	.71	1.49	4.25	(5.48)
Distributions:						
Dividends from investment income—net	(.12)	(.18)	(.29)	(.25)	(.15)	(.11)
Dividends from net realized gain on investments	(1.16)	–	–	–	–	–
Total Distributions	(1.28)	(.18)	(.29)	(.25)	(.15)	(.11)
Net asset value, end of period	24.78	24.79	21.82	21.40	20.16	16.06
Total Return (%)	5.39[b]	14.51	3.35	7.47	26.57	(25.33)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.40[b]	.84	.81	.82	.82	.80
Ratio of net expenses to average net assets	.40[b]	.83	.81	.82	.82	.80
Ratio of net investment income to average net assets	.48[b]	.78	1.33	1.21	.81	.58
Portfolio Turnover Rate	38.76[b]	124.50	65.91	52.74	40.68	34.61
Net Assets, end of period ($ x 1,000)	161,165	168,965	183,903	220,447	243,973	226,548

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
See notes to financial statements.

Service Shares	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	24.80	21.83	21.40	20.15	16.03	21.61
Investment Operations:						
Investment income–net[a]	.10	.14	.24	.21	.11	.08
Net realized and unrealized gain (loss) on investments	1.14	2.97	.44	1.24	4.10	(5.58)
Total from Investment Operations	1.24	3.11	.68	1.45	4.21	(5.50)
Distributions:						
Dividends from investment income–net	(.10)	(.14)	(.25)	(.20)	(.09)	(.08)
Dividends from net realized gain on investments	(1.16)	–	–	–	–	–
Total Distributions	(1.26)	(.14)	(.25)	(.20)	(.09)	(.08)
Net asset value, end of period	24.78	24.80	21.83	21.40	20.15	16.03
Total Return (%)	5.25[b]	14.31	3.21	7.22	26.36	(25.46)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.52[b]	1.09	1.07	1.07	1.07	1.03
Ratio of net expenses to average net assets	.49[b]	1.00	1.00	1.00	1.01	.98
Ratio of net investment income to average net assets	.39[b]	.61	1.14	1.05	.63	.43
Portfolio Turnover Rate	38.76[b]	124.50	65.91	52.74	40.68	34.61
Net Assets, end of period ($ x 1,000)	21,810	19,213	20,241	23,473	24,188	20,388

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering seven series, including the Growth and Income Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a non-diversified series. The portfolio's investment objective is to provide long-term capital growth, current income and growth of income, consistent with reasonable investment risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. During the reporting period, the Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

During the reporting period, Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager served as the distributor of the portfolio's shares, which are sold without a sales charge. Effective June 30, 2007, the Distributor became known as MBSC Securities Corporation. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-ended investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolios' books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, if any, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. It is the portfolio's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is the portfolio's policy that collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. The portfolio declares and pays dividends from investment income-net on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio 's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2006 were as follows: ordinary income $1,458,385. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing. During the period ended June 30, 2007, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75% of the value of the portfolios' average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2007 to December 31, 2007 to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1% of the value of the average daily net assets of their class. During the period ended June 30, 2007, the Manager waived receipt of fees of $6,283, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2007, Service shares were charged $25,383 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2007, the portfolio was charged $201 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended June 30, 2007, the portfolio was charged $8,659 pursuant to the custody agreement.

During the period ended June 30, 2007, the portfolio was charged $2,044 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $114,300, chief compliance officer fees $1,025, Rule 12b-1 distribution plan fees $4,474, custodian fees $9,520 and transfer agency per account fees $67, which are offset against an expense reimbursement currently in effect in the amount of $1,363.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the SEC, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2007, amounted to $70,926,408 and $81,367,556, respectively.

At June 30, 2007, accumulated net unrealized appreciation on investments was $19,384,984, consisting of $22,532,907 gross unrealized appreciation and $3,147,923 gross unrealized depreciation.

At June 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE PORTFOLIO'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

At a meeting of the portfolio's Board held on March 7 and 8, 2007, the Board unanimously approved the continuation of the fund's Investment Advisory Agreement with Dreyfus for a one-year term ending March 30, 2008. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the portfolio were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Investment Advisory Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolio. The Board members received a presentation from representatives of Dreyfus regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio pursuant to its Investment Advisory Agreement. Dreyfus's representatives reviewed the portfolio's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the portfolio as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the portfolio. Dreyfus also provided the number of accounts investing in the portfolio, as well as the portfolio's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day portfolio operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Portfolio's Performance and Advisory Fee and Expense Ratio.</u> The Board members reviewed the portfolio's performance, advisory fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, Inc., an independent provider of mutual fund data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The portfolio's performance was compared to that of a Performance Universe, consisting of all funds with the same Lipper classification/objective, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the portfolio's contractual and actual advisory fee and operating expenses were compared to those of an Expense Universe, consisting of funds with the same or similar Lipper classification/objective, and an Expense Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other portfolio expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted that the current portfolio manager was appointed in August 2006. They further noted that the portfolio's average annual return ranked in the second quintile of its Performance Group and third quintile of its Performance Universe for the one year period ended December 31, 2006.

In its review of the portfolio's advisory fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, noting, among other things, that the portfolio's actual advisory fee was in the fourth quintile in the Expense Group and the Expense Universe (the first quintile represents the fund's with the lowest fees) and the total expense ratio was in the third quintile in the Expense Group and in the second quintile in the Expense Universe.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds managed by Dreyfus with similar investment objectives, policies and strategies as the portfolio (the "Similar Funds"). Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds managed by Dreyfus to evaluate the appropriateness and reasonableness of the portfolio 's management fees. The Board acknowledged that the differences in fees paid by the Similar Funds seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the portfolio and the extent to which economies of scale would be realized if the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted the soft dollar arrangements with respect to trading the portfolio's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the portfolio as part of their evaluation of whether the fees under the Investment Advisory Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services, and that a discussion of economies of scale is predicated on a fund having achieved a substantial size with increasing assets and that, if a fund's assets had been static or decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the portfolio was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided. The Board also noted the fee waiver and expense reimbursement arrangements in place for the portfolio and its effect on Dreyfus's profitability.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the portfolio's Investment Advisory Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.
- The Board was generally satisfied with the performance of the new portfolio manager.
- The Board concluded that the fee paid by the portfolio to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, including Dreyfus' reduced undertaking to waive or reimburse certain fess and expenses, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the portfolio.
- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the portfolio had been adequately considered by Dreyfus in connection with the advisory fee rate charged to the portfolio and that, to the extent in the future it were determined that material economies of scale had not been shared with the portfolio, the Board would seek to have those economies of scale shared with the portfolio.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the portfolio's Investment Advisory Agreement was in the best interests of the portfolio and its shareholders.

NOTES

For More Information

**Dreyfus Variable
Investment Fund,
Growth and Income Portfolio**

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0108SA0607

Dreyfus Variable Investment Fund, International Equity Portfolio

SEMIANNUAL REPORT June 30, 2007



Dreyfus
A BNY Mellon Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Variable Investment Fund, International Equity Portfolio, covering the six-month period from January 1, 2007, through June 30, 2007.

Conditions in the global economy remained relatively robust over the first half of 2007, even as U.S. economic growth moderated. While we expect the global expansion to continue, it probably will do so at a somewhat reduced pace as interest rates rise in certain regions and some high-flying emerging markets, notably China, take steps to reduce unsustainably high growth rates. These factors may compel global investors to proceed with a sense of greater caution.

Yet, the U.S. dollar has continued to decline relative to most other currencies, making investments denominated in foreign currencies more valuable for U.S. residents. We expect this trend to persist, as a stubborn U.S. trade deficit and stronger economic growth in overseas markets continue to attract global capital away from U.S. markets and toward those with higher potential returns. These factors may lead to new opportunities and challenges in international equity markets. As always, your financial advisor can help you position your investments for these developments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
July 16, 2007



DISCUSSION OF PERFORMANCE

For the period of January 1, 2007, through June 30, 2007, as provided by Paul Butler, Portfolio Manager, Newton Capital Management Limited, Sub-Investment Adviser

Portfolio and Market Performance Overview

International equity markets continued to advance over the first half of 2007 as global economic growth continued. The portfolio's returns were lower than its benchmark, primarily due to its relatively defensive investment stance early in the reporting period. A more assertive positioning helped to improve relative performance during the second quarter.

For the six-month period ended June 30, 2007, Dreyfus Variable Investment Fund, International Equity Portfolio produced total returns of 9.46% for its Initial shares and 9.34% for its Service shares.[1] This compares with a 10.74% total return from the portfolio's benchmark, the Morgan Stanley Capital International Europe, Australasia, Far East Index ("MSCI EAFE Index"), for the same period.[2]

The Portfolio's Investment Approach

The portfolio seeks capital growth by investing primarily in stocks of foreign companies. When choosing stocks, we consider global economic variables, such as gross domestic product, inflation and interest rates; investment themes, such as new technologies and globalization; the relative values of equities, bonds and cash; company fundamentals and long-term trends in currency movements. Within markets and sectors determined to be relatively attractive, we seek what we believe are attractively priced companies that possess a sustainable competitive advantage in their market or sector. We generally will sell securities when themes or strategies change, when we determine that the company's prospects have changed, or when a stock becomes fully valued by the market.

International Stock Markets Outperformed U.S. Market Averages

As they have for some time, international stocks produced higher returns, on average, than their U.S. counterpart during the reporting period. We attribute the international markets' strength to robust economic growth in many parts of the world, which stands in contrast to the current economic slowdown in the United States. In our view, the recent "decoupling" of the global and U.S. economies is evidence that international markets have become less dependent on exports to U.S. consumers and businesses, with domestic consumption taking up the slack in most regions. Likewise, international governments and companies no longer depend on the United States for financing. On the contrary, many nations, including formerly third-world countries, are now creditors of the United States.

Economic growth was particularly robust in Europe, where heightened mergers-and-acquisitions activity also has helped boost stock prices. The emerging markets of Asia and Latin America have continued to grow as their middle classes expand and they satisfy demand for natural resources from nations building their industrial infrastructures. Japan's economy has grown more slowly as it continues to struggle with problems in its financial system.

Favorable Country Allocations Helped Boost the Portfolio's Performance

The portfolio benefited from our country allocation, which produced relatively heavy exposure to better-performing markets in continental Europe and underweighted exposure to lagging markets such as Japan and the United Kingdom. However, results were constrained by our relatively defensive security selection strategy early in the year, when we held comparatively few positions in the consumer discretionary, consumers staples and utilities areas at a time when robust mergers-and-acquisitions activity bolstered utilities stocks and consumers continued to spend freely.

We subsequently adopted a more constructive investment posture. For example, we increased the portfolio's holdings in stocks that we believed would benefit from Chinese industrial demand, including power transmission equipment makers ABB Group in Switzerland and Alstom in France. The portfolio also benefited from strong contributions during the second quarter from financial companies in Asia, where businesses and consumers are less leveraged than their counterparts in developed nations. The Bank of Ayudhya and Siam Commercial Bank, which was sold during the reporting period, in Thailand benefited from this trend. In addition, the portfolio's holdings of securities exchanges, such as Bursa Malaysia and Deutsche Boerse, gained value, as volumes continued to rise.

As energy prices climbed during the half quarter, we added to the portfolio's holdings of oil producers. Norway's Statoil has ample

reserves, while France's Total and Britain's BP have well diversified business mixes. We also increased the portfolio's weighting in the telecommunications area with companies such as Cable and Wireless and Vodafone Group in the U.K. and Digi.com in Malaysia, all of which we believe are poised for further growth in wireless telephony.

Detractors from the portfolio's relative performance included large pharmaceutical companies such as Sanofi-Aventis, which was sold during the reporting period, and Novartis, which was hurt by company-specific issues. In the technology area, software developers NTT Data and SAP, which were sold during the reporting period, disappointed.

The Portfolio Is Positioned for Global Growth

Valuations of international stocks have increased after a sustained period of gains, but market conditions in Europe, Asia and Latin America remain reasonably attractive. We recently have found a number of opportunities in the energy and wireless telecommunications areas, but fewer in the consumer staples and health care sectors. We also have taken a cautious view of banks in most English-speaking countries. In our judgment, these strategies position the portfolio for the next stage of global economic expansion.

July 16, 2007

Investing in foreign companies involves special risks, including changes in currency rates, political, economic and social instability, a lack of comprehensive company information, differing auditing and legal standards and less market liquidity. An investment in this portfolio should be considered only as a supplement to an overall investment program.
The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, International Equity Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries.*

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, International Equity Portfolio from January 1, 2007 to June 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended June 30, 2007

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.78	$ 6.02
Ending value (after expenses)	$1,094.60	$1,093.40

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended June 30, 2007

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.61	$ 5.81
Ending value (after expenses)	$1,020.23	$1,019.04

† Expenses are equal to the portfolio's annualized expense ratio of .92% for Initial shares and 1.16% for Service shares; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

June 30, 2007 (Unaudited)

Common Stocks—98.1%	Shares	Value ($)
Argentina—.3%		
Pampa Holding, GDR	11,988 a,b	**271,648**
Australia—2.9%		
ABC Learning Centres	72,285	424,330
Telstra	236,124	919,395
Telstra (Installment Receipts)	92,570	244,219
Transurban Group	116,075	788,716
		2,376,660
Belgium—.8%		
KBC Groep	4,701	**636,408**
Brazil—7.2%		
All America Latina Logistica (Units)	75,667	1,035,513
Cia de Bebidas das Americas (AmBev), ADR (Preferred)	11,502	805,140
Diagnosticos da America	34,656	765,303
Gafisa	40,034	626,731
Natura Cosmeticos	50,100	727,179
Petroleo Brasileiro, ADR (Preferred)	10,285	1,097,204
Porto Seguro	20,100	771,033
		5,828,103
Canada—.4%		
Oncolytics Biotech	151,225 a	**305,836**
Chile—.7%		
Empresa Nacional de Telecomunicaciones	35,213	**600,066**
China—1.0%		
Jiangsu Expressway, Cl. H	812,000	**820,506**
Colombia—.7%		
Suramericana de Inversiones	60,779	**572,269**
Finland—1.4%		
Nokia	40,130	**1,130,315**
France—10.0%		
Alcatel-Lucent	62,171	873,461
Alstom	5,702	958,687
AXA	14,606	632,813
L'Oreal	5,162	613,438
Societe Generale	6,386	1,188,734
Thales	15,103	926,427
Total	20,817	1,697,874

Common Stocks (continued)	Shares	Value ($)
France (continued)		
Veolia Environnement	9,621	755,668
Vivendi	10,854	468,786
		8,115,888
Germany−11.8%		
Allianz	3,604	846,775
Comdirect Bank	39,566	545,165
Deutsche Boerse	10,935	1,239,544
Deutsche Post	19,648	639,043
Deutsche Wohnen	10,852	563,292
E.ON	8,410	1,414,785
Fresenius Medical Care & Co.	12,483	576,652
Gerry Weber International	17,776	538,940
K+S	4,281	660,902
Praktiker Bau-und Heimwerkermaerkte Holding, Cl. A	22,431	910,811
Siemens	5,175	746,455
Symrise	31,818	947,445
		9,629,809
Hong Kong−2.4%		
Esprit Holdings	82,000	1,040,457
Shanghai Real Estate	2,336,000	905,345
		1,945,802
Indonesia−1.5%		
Astra International	294,500	550,863
Bank Central Asia	1,151,000	694,294
		1,245,157
Italy−1.8%		
UniCredito Italiano	159,344	**1,427,749**
Japan−8.5%		
Canon	17,600	1,034,579
Daimaru	50,000	598,805
Japan Tobacco	181	894,736
Mitsubishi	35,000	919,143
NTT Data	94	447,091
Toyota Motor	27,500	1,743,973
Yamada Denki	12,330	1,291,194
		6,929,521

Common Stocks (continued)	Shares	Value ($)
Kazakhstan−.7%		
Kazkimmertsbank, GDR	27,647 [a]	**608,234**
Malaysia−1.6%		
AMMB Holdings	466,200	583,341
Bursa Malaysia	221,700	732,043
		1,315,384
Netherlands−2.9%		
Koninklijke Philips Electronics	29,552	1,262,357
Reed Elsevier	23,663	452,874
Royal Numico	12,439	648,698
		2,363,929
Norway−2.5%		
NYA	65,288	**2,031,635**
Russia−.9%		
Pharmstandard, GDR	5,800 [a]	98,020
Sistema JSFC, GDR	20,941	594,724
		692,744
Singapore−2.5%		
DBS Group Holdings	61,000	908,545
Singapore Airlines	90,000	1,105,304
		2,013,849
South Africa−.8%		
MTN Group	46,120	**635,197**
South Korea−2.5%		
Hana Financial Group	9,820	478,856
Kookmin Bank	5,090	446,825
LG Telecom	45,569 [a]	505,582
Samsung Fire & Marine Insurance	3,330	641,598
		2,072,861
Sweden−2.0%		
Tele2, Cl. B	47,525	779,730
Telefonaktiebolaget LM Ericsson, Cl. B	201,528	808,857
		1,588,587
Switzerland−11.6%		
ABB	34,395	782,985
Adecco	13,619	1,058,896
Bank Sarasin & Cie, Cl. B	127	541,820

Common Stocks (continued)	Shares	Value ($)
Switzerland (continued)		
Compagnie Financiere Richemont, Cl. A	12,947	779,237
Nestle	3,809	1,453,484
Nobel Biocare Holding	2,195	719,864
Novartis	21,608	1,220,890
Roche Holding	8,179	1,456,039
Syngenta	3,809	746,080
Synthes	5,509	662,686
		9,421,981
Taiwan−.7%		
Fubon Financial Holding, GDR	54,270	**537,273**
Thailand−1.7%		
Bangkok Bank	175,700	667,770
Bank of Ayudhya	934,100	715,852
		1,383,622
United Kingdom−16.3%		
Admiral Group	31,709	566,013
Anglo American	22,971	1,341,506
BP	151,186	1,825,952
British American Tobacco	37,565	1,280,747
Cable & Wireless	296,725	1,159,296
eaga	78,099	337,152
GlaxoSmithKline	42,971	1,126,431
ICAP	128,325	1,272,859
Smith & Nephew	37,628	467,864
Standard Chartered	40,311	1,311,944
Vodafone Group	416,972	1,394,001
Xstrata	19,716	1,171,859
		13,255,624
Total Common Stocks		
(cost $62,857,692)		**79,756,657**

Preferred Stocks–.8%	Shares	Value ($)
Italy;		
Unipol		
(cost $681,121)	195,837	**674,061**
Total Investments (cost $63,538,813)	**98.9%**	**80,430,718**
Cash and Receivables (Net)	**1.1%**	**875,382**
Net Assets	**100.0%**	**81,306,100**

ADR—American Depository Receipts
GDR—Global Depository Receipts
a Non-income producing security.
b The value of this security has been determined in good faith under the direction of the Board of Trustees.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial	22.4	Oil & Gas	8.2
Consumer Goods	12.9	Materials	6.0
Industrial	11.9	Technology	5.3
Health Care	9.1	Insurance	3.3
Consumer Services	8.7	Utilities	2.7
Telecommunications	8.4		**98.9**

† Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	63,538,813	80,430,718
Cash		797,198
Receivable for investment securities sold		870,011
Dividends receivable		193,583
Receivable for shares of Beneficial Interest subscribed		10,480
Unrealized appreciation on forward currency exchange contracts–Note 4		1,243
Prepaid expenses		9,530
		82,312,763
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		53,720
Payable for investment securities purchased		642,988
Payable for shares of Beneficial Interest redeemed		270,148
Unrealized depreciation on forward currency exchange contracts–Note 4		1,196
Accrued expenses		38,611
		1,006,663
Net Assets ($)		**81,306,100**
Composition of Net Assets ($):		
Paid-in capital		68,358,792
Accumulated undistributed investment income–net		505,655
Accumulated net realized gain (loss) on investments		(4,453,770)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		16,895,423
Net Assets ($)		**81,306,100**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	65,814,041	15,492,059
Shares Outstanding	3,046,178	717,911
Net Asset Value Per Share ($)	**21.61**	**21.58**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2007 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $140,520 foreign taxes withheld at source)	1,279,967
Interest	45
Total Income	**1,280,012**
Expenses:	
Investment advisory fee–Note 3(a)	276,865
Custodian fees	45,687
Auditing fees	19,120
Distribution fees–Note 3(b)	14,839
Prospectus and shareholders' reports	10,686
Trustees' fees and expenses–Note 3(c)	1,398
Shareholder servicing costs–Note 3(b)	1,054
Legal fees	382
Registration fees	118
Loan commitment fees–Note 2	104
Miscellaneous	10,185
Total Expenses	**380,438**
Less–reduction in custody fees due to earnings credits–Note 1(c)	(27,804)
Net Expenses	**352,634**
Investment Income–Net	**927,378**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	3,384,481
Net realized gain (loss) on forward currency exchange contracts	143,076
Net Realized Gain (Loss)	**3,527,557**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	2,503,328
Net Realized and Unrealized Gain (Loss) on Investments	**6,030,885**
Net Increase in Net Assets Resulting from Operations	**6,958,263**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
Operations ($):		
Investment income–net	927,378	691,054
Net realized gain (loss) on investments	3,527,557	6,254,718
Net unrealized appreciation (depreciation) on investments	2,503,328	5,244,035
Net Increase (Decrease) in Net Assets Resulting from Operations	**6,958,263**	**12,189,807**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial Shares	(1,074,877)	(397,562)
Service Shares	(176,401)	(41,615)
Total Dividends	**(1,251,278)**	**(439,177)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial Shares	20,715,499	18,055,001
Service Shares	5,403,783	4,076,066
Dividends reinvested:		
Initial Shares	1,074,877	397,562
Service Shares	176,401	41,615
Cost of shares redeemed:		
Initial Shares	(20,292,246)	(11,416,841)
Service Shares	(756,415)	(1,785,314)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**6,321,899**	**9,368,089**
Total Increase (Decrease) in Net Assets	**12,028,884**	**21,118,719**
Net Assets ($):		
Beginning of Period	69,277,216	48,158,497
End of Period	**81,306,100**	**69,277,216**
Undistributed investment income–net	505,655	829,555

	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
Capital Share Transactions:		
Initial Shares		
Shares sold	1,021,136	994,470
Shares issued for dividends reinvested	54,014	21,630
Shares redeemed	(995,133)	(627,671)
Net Increase (Decrease) in Shares Outstanding	**80,017**	**388,429**
Service Shares		
Shares sold	261,619	222,761
Shares issued for dividends reinvested	8,869	2,264
Shares redeemed	(37,213)	(98,496)
Net Increase (Decrease) in Shares Outstanding	**233,275**	**126,529**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

Initial Shares	Six Months Ended June 30, 2007 (Unaudited)	2006	2005	2004	2003	2002
			Year Ended December 31,			
Per Share Data ($):						
Net asset value, beginning of period	20.08	16.41	14.36	11.97	8.75	10.76
Investment Operations:						
Investment income−net [a]	.26	.22	.26	.27	.14	.10
Net realized and unrealized gain (loss) on investments	1.62	3.59	1.85	2.64	3.55	(1.81)
Total from Investment Operations	1.88	3.81	2.11	2.91	3.69	(1.71)
Distributions:						
Dividends from investment income−net	(.35)	(.14)	(.06)	(.52)	(.47)	(.30)
Net asset value, end of period	21.61	20.08	16.41	14.36	11.97	8.75
Total Return (%)	9.46[b]	23.31	14.75	24.57	42.89	(15.94)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.49[b]	1.03	1.10	1.04	1.19	1.14
Ratio of net expenses to average net assets	.45[b]	.97	1.09	1.04	1.19	1.14
Ratio of net investment income to average net assets	1.25[b]	1.19	1.76	2.13	1.42	.96
Portfolio Turnover Rate	50.29[b]	98.92	92.82	96.55	101.02	116.65
Net Assets, end of period ($ x 1000)	65,814	59,561	42,289	38,874	32,892	27,117

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
See notes to financial statements.

	Six Months Ended June 30, 2007	Year Ended December 31,				
Service Shares	(Unaudited)	2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	20.05	16.39	14.35	11.95	8.74	10.75
Investment Operations:						
Investment income—net [a]	.25	.16	.22	.24	.12	.07
Net realized and unrealized gain (loss) on investments	1.60	3.61	1.85	2.63	3.54	(1.80)
Total from Investment Operations	1.85	3.77	2.07	2.87	3.66	(1.73)
Distributions:						
Dividends from investment income—net	(.32)	(.11)	(.03)	(.47)	(.45)	(.28)
Net asset value, end of period	21.58	20.05	16.39	14.35	11.95	8.74
Total Return (%)	9.34[b]	23.06	14.45	24.20	42.56	(16.20)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.62[b]	1.28	1.34	1.29	1.44	1.41
Ratio of net expenses to average net assets	.57[b]	1.21	1.33	1.29	1.44	1.41
Ratio of net investment income to average net assets	1.21[b]	.90	1.50	1.89	1.17	.74
Portfolio Turnover Rate	50.29[b]	98.92	92.82	96.55	101.02	116.65
Net Assets, end of period ($ x 1000)	15,492	9,716	5,870	4,265	3,375	2,017

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering seven series, including the International Equity Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a non-diversified series. The portfolio's investment objective is to maximize capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. During the reporting period, Dreyfus was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Newton Capital Management Limited ("Newton") is the portfolio's sub-investment adviser. Newton was also a wholly-owned subsidiary of Mellon Bank, N. A., and an affiliate of Dreyfus.

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

During the reporting period, Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus served as the distributor of the portfolio's shares, which are sold without a sales charge. Effective June 30, 2007, the Distributor became known as MBSC Securities Corporation. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

The portfolio has an unused capital loss carryover of $7,960,106 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, $2,862,652 of the carryover expires in fiscal 2009, $3,933,328 expires in fiscal 2010 and $1,164,126 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2006 were as follows: ordinary income $439,177. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing. During the period ended June 30, 2007, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of .75% of the value of the portfolio's average daily net assets and is payable monthly.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Newton, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the portfolio's average daily net assets, computed at the following annual rates:

Average Net Assets

0 to $100 million	.35%
$100 million to $1 billion	.30%
$1 billion to $1.5 billion	.26%
In excess of $1.5 billion	.20%

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2007, Service shares were charged $14,839 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2007, the portfolio was charged $94 pursuant to the transfer agency agreement.

During the period ended June 30, 2007, the portfolio was charged $2,044 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $49,423, Rule 12b-1 distribution plan fees $3,063, chief compliance officer fees $1,205 and transfer agency per account fees $29.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each portfolio based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended June 30, 2007, amounted to $43,058,168 and $36,905,330, respectively.

The portfolio enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at June 30, 2007:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchase;				
British Pound, expiring 7/2/2007	170,276	340,655	341,898	1,243
Sale;		**Proceeds ($)**		
Swedish Krona, expiring 7/2/2007	3,444,054	502,195	503,391	(1,196)
Total				**47**

At June 30, 2007, accumulated net unrealized appreciation on investments was $16,891,905 consisting of $17,221,015 gross unrealized appreciation and $329,110 gross unrealized depreciation.

At June 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE PORTFOLIO'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

At a meeting of the fund's Board held on March 7 and 8, 2007, the Board unanimously approved the continuation of the fund's Investment Advisory Agreement with Dreyfus and the Sub-Investment Advisory Agreement between Dreyfus and Newton Capital Management Limited ("Newton") (together, the "Agreements") for a one-year term ending March 30, 2008. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Agreements, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolio. The Board members received a presentation from representatives of Dreyfus regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio by Dreyfus and Newton pursuant to their Agreements. Dreyfus's representatives reviewed the portfolio's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the portfolio as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the portfolio. Dreyfus also provided the number of accounts investing in the portfolio, as well as the portfolio's asset size.

The Board members also considered Dreyfus's and Newton's research and portfolio management capabilities and Dreyfus's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Portfolio's Performance and Advisory Fee and Expense Ratio.</u> The Board members reviewed the portfolio's performance, advisory fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, Inc., an independent provider of mutual fund data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The portfolio's performance was compared to that of a Performance Universe, consisting of all funds with the same Lipper classification/objective, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the portfolio's contractual and actual advisory fees and operating expenses were compared to those of an Expense Universe, consisting of funds with the same or similar Lipper classification/objective, and an Expense Group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other portfolio expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees.

In its review of performance, the Board noted that the portfolio's average annual total return ranked in the fifth quintile of its Performance Group and the fourth quintile of its Performance Universe for the one-year period ended December 31, 2006. The Board further noted that the portfolio's average annual total return ranked in the first or second quintile of its Performance Group and Performance Universe for the three-, four-, and five year periods ended December 31, 2006. The Board then noted the portfolio's stronger long-term record, including the fact that for each of the three years prior to 2006, the portfolio's calendar year total return exceeded the MSCI EAFE Index.

In its review of the portfolio's advisory fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group, noting, among other things, that the portfolio's initial shares management fee and total expense ratio were in the first quintile of the Performance Group and second quintile of the Performance Universe (the first quintile represents funds with the lowest fees).

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds managed by Dreyfus with similar investment objectives, policies and strategies as the portfolio (the "Similar Funds"). Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds managed by Dreyfus to evaluate the appropriateness and reasonableness of the portfolio's management fees. The Board acknowledged that the differences in fees paid by the Similar Funds seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the portfolio and the extent to which economies of scale would be realized if the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the portfolio as part of their evaluation of whether the fees under the Advisory Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on a fund having achieved a substantial size. It also was noted that Dreyfus did not realize a profit on the portfolio's operations.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the portfolio's Agreements. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus and Newton are adequate and appropriate.
- The Board generally was satisfied with the portfolio's long-term performance.
- The Board concluded that the fee paid by the portfolio to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the portfolio.
- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the portfolio had been adequately considered by Dreyfus in connection with the advisory fee rate charged to the portfolio and that, to the extent in the future it were determined that material economies of scale had not been shared with the portfolio, the Board would seek to have those economies of scale shared with the portfolio.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the portfolio's Agreements were in the best interests of the portfolio and its shareholders.

For More Information

**Dreyfus Variable Investment Fund,
International Equity Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Newton Capital Management Limited
160 Queen Victoria Street
London, EC4V 4LA
England

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0109SA0607

Dreyfus Variable Investment Fund, International Value Portfolio

SEMIANNUAL REPORT June 30, 2007



Dreyfus
A BNY Mellon Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Variable Investment Fund, International Value Portfolio, covering the six-month period from January 1, 2007, through June 30, 2007.

Conditions in the global economy remained relatively robust over the first half of 2007, even as U.S. economic growth moderated. While we expect the global expansion to continue, it probably will do so at a somewhat reduced pace as interest rates rise in certain regions and some high-flying emerging markets, notably China, take steps to reduce unsustainably high growth rates. These factors may compel global investors to proceed with a sense of greater caution.

Yet, the U.S. dollar has continued to decline relative to most other currencies, making investments denominated in foreign currencies more valuable for U.S. residents. We expect this trend to persist, as a stubborn U.S. trade deficit and stronger economic growth in overseas markets continue to attract global capital away from U.S. markets and toward those with higher potential returns. These factors may lead to new opportunities and challenges in international equity markets. As always, your financial advisor can help you position your investments for these developments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
July 16, 2007



DISCUSSION OF PERFORMANCE

For the period of January 1, 2007, through June 30, 2007, as provided by D. Kirk Henry, Senior Portfolio Manager

Market and Fund Performance Overview

International stock markets continued to achieve robust gains in an environment of strong global economic growth, intensifying mergers-and-acquisitions activity and constructive business conditions. In this generally favorable environment, the portfolio posted positive absolute returns in almost all of the countries in which it invests. However, its returns fell short of its benchmark, primarily due to overweighted exposure and disappointing stock selections in Japan.

For the period ended June 30, 2007, Dreyfus Variable Investment Fund, International Value Portfolio produced total returns of 7.74% for its Initial shares and 7.57% for its Service shares.[1] This compares with a 10.74% return for the portfolio's benchmark, the Morgan Stanley Capital International Europe, Australasia, Far East Index ("MSCI EAFE Index"), for the same period.[2]

The Portfolio's Investment Approach

The portfolio seeks long-term capital growth by investing in stocks of foreign companies that we consider to be value companies. The portfolio may invest in companies of any size, and may also invest in companies located in emerging markets. Our investment approach is value-oriented and research-driven. When selecting stocks, we conduct extensive quantitative and fundamental research that emphasizes individual stock selection rather than economic and industry trends. We focus on how a stock is valued relative to its intrinsic worth, the company's underlying business health as measured by return on assets and return on equity, and the presence of a catalyst that may trigger an increase in the stock price.

Corporate Restructurings and Merger Activity Supported International Equities

The international equity markets posted generally strong returns over the first half of 2007, with gains fueled by corporate restructurings and mergers-and-acquisitions activity throughout much of Europe. High levels of business confidence, positive earnings announcements and favorable economic growth forecasts in most countries also boosted stock prices. In fact, some analysts have suggested that, after driving the growth of the global economy for an extended time, the United States may have passed its leadership position, at least temporarily, to other countries and regions.

Our "bottom-up" security selection process proved to be successful across a wide array of holdings in Europe, most notably in the United Kingdom and Germany. In the U.K., metals and mining giant BHP Billiton advanced as commodity prices rallied. Unilever, the consumer products maker, also gained value, largely due to the firm's new chairman who has reduced the breadth of the company's product lines, instead focusing on its "best in class" products. Unilever also has increased its research-and-development efforts and initiated a stock buyback program. Two other overweighted U.K. positions were Centrica, a private gas supplier that benefited from takeover speculation from Russian natural gas giant Gazprom, and Vodafone Group, the telecommunications services company whose stock price rose in response to takeover speculation from AT&T.

In Germany, some of the portfolio's stronger gains stemmed from an overweighted position in Siemens AG, Europe's largest electronics and electrical engineering firm. Under the leadership of a new CEO, Siemens has made tremendous strides toward restructuring its operations while improving profitability. Other positive contributors included adidas AG, the sporting goods firm that has recently begun to realize benefits from its acquisition of Reebok. The company also won sponsorship rights to the 2008 Olympic Games in Beijing, which is expected to increase brand awareness. E.ON, the utilities company, gained favor with investors after it bowed out of a long battle to acquire Spain's Endessa and began to focus on smaller acquisitions and a share buyback program.

The bulk of the portfolio's relative underperformance can be traced to its heavy exposure to Japanese financial stocks, where investors have been waiting for the country's restructuring to produce a sustainable domestic economic expansion. However, despite low unemployment, pent-up savings, low interest rates and healthy corporate balance sheets, business and consumer spending continues to lag other developed economies. Other disappointments related to poor domestic spending included Aeon, a general merchandise retailer, and Sekisui House, a homebuilder specializing in free-standing residential homes, which are unusual in Japan.

Smaller-Cap Stocks Gaining Favor with Global Investors

As we approach the middle of the fifth year of a bull market, we continue to believe that the long-term outlook for international markets remains positive, supported by generally mild inflation, rising employment levels and high savings rates in several countries. We also have seen a marginal reversal in leadership in the emerging markets, where small- and midcap stocks have become more attractive to investors. Investors apparently have become more comfortable investing in smaller, more speculative stocks, as a growing number of companies have demonstrated their ability to generate gains over an extended period of time. However, we also are aware that market sentiment can change very quickly. As value-oriented investors, we remain cognizant of price risks embedded in the portfolio's holdings, and we intend to continue to adjust the portfolio's composition as new opportunities arise.

July 16, 2007

Investing in foreign companies involves special risks, including changes in currency rates, political, economic and social instability, a lack of comprehensive company information, differing auditing and legal standards and less market liquidity. An investment in this fund should be considered only as a supplement to an overall investment program.

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, International Value Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1]   Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2007, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.

[2]   SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries.

UNDERSTANDING YOUR PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, International Value Portfolio from January 1, 2007 to June 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2007

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 5.97	$ 7.21
Ending value (after expenses)	$1,077.40	$1,075.70

COMPARING YOUR PORTFOLIO'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2007

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 5.81	$ 7.00
Ending value (after expenses)	$1,019.04	$1,017.85

† *Expenses are equal to the portfolio's annualized expense ratio of 1.16% for Initial shares and 1.40% for Service shares, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

6

STATEMENT OF INVESTMENTS

June 30, 2007 (Unaudited)

Common Stocks—97.2%	Shares	Value ($)
Australia—3.4%		
Amcor	276,838	1,754,267
Insurance Australia Group	119,141	576,084
National Australia Bank	47,030	1,636,515
Suncorp-Metway	71,676	1,226,391
Tabcorp Holdings	110,473	1,607,199
Telstra	133,480	519,731
		7,320,187
Belgium—.8%		
Fortis	41,920	**1,788,972**
Brazil—1.0%		
Petroleo Brasileiro, ADR	7,290	884,058
Tele Norte Leste Participacoes, ADR	64,440	1,222,427
		2,106,485
Finland—1.6%		
M-real, Cl. B	16,910	111,005
Nokia	52,900	1,489,999
UPM-Kymmene	74,828	1,853,418
		3,454,422
France—9.0%		
BNP Paribas	14,070	1,682,705
Credit Agricole	70,433	2,878,045
France Telecom	59,760	1,650,057
Lagardere	14,920	1,301,517
Peugeot	13,130	1,062,378
Sanofi-Aventis	60,590	4,928,715
Thomson	68,860 [a]	1,316,944
Total	53,850	4,392,109
Total, ADR	2,690	217,836
		19,430,306
Germany—8.9%		
Adidas	26,220	1,660,165
Allianz	7,950	1,867,885
Bayerische Motoren Werke	24,930	1,619,990
Deutsche Post	114,600	3,727,320

Common Stocks (continued)	Shares	Value ($)
Germany (continued)		
Deutsche Telekom	136,450	2,528,339
E.ON	13,709	2,306,217
Hannover Rueckversicherung	10,710	521,130
Heidelberger Druckmaschinen	17,500	851,047
Muenchener Rueckversicherungs	8,980	1,655,312
Siemens	17,760	2,561,747
		19,299,152
Greece—1.0%		
Public Power	73,350	**2,074,936**
Hong Kong—1.9%		
BOC Hong Kong Holdings	559,000	1,331,344
HongKong Electric Holdings	40,500	204,362
Hutchison Whampoa	202,900	2,015,219
Johnson Electric Holdings	1,130,500	627,566
		4,178,491
Ireland—.3%		
Bank of Ireland	36,736	**744,341**
Israel—.6%		
Teva Pharmaceutical Industries, ADR	33,870	**1,397,137**
Italy—4.9%		
ENI	45,335	1,648,154
Mediaset	190,020	1,962,375
Saras	194,690	1,241,146
Telecom Italia	775,000	2,124,149
UniCredito Italiano	230,640	2,066,574
Unipol	433,980	1,572,742
		10,615,140
Japan—23.5%		
77 Bank	165,500	1,076,466
Aeon	145,100	2,701,565
Astellas Pharma	15,900	692,906
Canon	20,759	1,220,274
Central Japan Railway	4	42,278
Credit Saison	45,300	1,182,268

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Dentsu	728	2,065,710
Funai Electric	5,300	309,826
Hino Motors	268,100	1,606,486
JS Group	61,800	1,256,149
Kao	6,000	155,616
Kubota	139,000	1,130,127
Kuraray	66,800	784,796
Lawson	15,900	550,705
Matsumotokiyoshi	43,140	948,768
Mitsubishi	45,500	1,194,886
Mitsubishi UFJ Financial Group	277	3,062,889
Mitsui Trust Holdings	95,800	836,532
NGK Spark Plug	16,800	292,987
Nippon Express	385,500	2,197,126
Nippon Paper Group	377	1,256,718
Nissan Motor	232,000	2,491,744
NOK	71,000	1,500,874
Nomura Holdings	105,800	2,064,474
Ricoh	54,700	1,267,491
Rohm	31,900	2,839,993
Sekisui Chemical	212,600	1,647,285
Sekisui House	138,600	1,853,709
Seven & I Holdings	78,000	2,232,286
SFCG	3,508	588,398
Shinsei Bank	232,200	940,165
Sumitomo Chemical	113,200	762,060
Sumitomo Mitsui Financial Group	419	3,917,639
Takeda Pharmaceutical	17,500	1,132,566
Teijin	231,200	1,266,952
THK	39,100	982,308
Toyota Motor	13,800	875,158
		50,928,180
Malaysia–.6%		
Malayan Banking	344,000	**1,195,655**

Common Stocks (continued)	Shares	Value ($)
Mexico−.4%		
Coca-Cola Femsa, ADR	21,800	**965,304**
Netherlands−2.9%		
Aegon	85,905	1,702,228
Koninklijke Philips Electronics	27,260	1,164,451
Royal Dutch Shell, Cl. A	84,234	3,441,984
		6,308,663
Singapore−1.1%		
DBS Group Holdings	155,830	2,320,959
United Overseas Bank	4,500	64,672
		2,385,631
South Africa−.5%		
Nedbank Group	54,450	**1,018,094**
South Korea−2.5%		
Hyundai Motor	14,490	1,144,959
Korea Electric Power, ADR	39,620	867,678
KT, ADR	45,950	1,077,987
Samsung Electronics	2,164	1,325,782
SK Telecom, ADR	39,050	1,068,017
		5,484,423
Spain−1.2%		
Banco Santander Central Hispano	80,800	1,497,177
Repsol YPF	22,540	892,356
Repsol YPF, ADR	4,820	186,534
		2,576,067
Sweden−1.0%		
Svenska Cellulosa, Cl. B	13,590	228,430
Telefonaktiebolaget LM Ericsson, ADR	5,140	205,035
Telefonaktiebolaget LM Ericsson, Cl. B	417,900	1,677,293
		2,110,758
Switzerland−6.8%		
Ciba Specialty Chemicals	44,546	2,909,060
Clariant	47,560 [a]	775,011
Nestle	6,635	2,531,862

Common Stocks (continued)	Shares	Value ($)
Switzerland (continued)		
Novartis	89,970	5,083,467
Swiss Reinsurance	10,210	935,554
UBS	41,400	2,495,120
		14,730,074
Taiwan—1.1%		
Compal Electronics	952,000	1,032,254
United Microelectronics, ADR	367,017	1,255,198
		2,287,452
United Kingdom—22.2%		
BHP Billiton	75,890	2,118,075
BP	429,107	5,182,549
British Energy Group	115,714	1,247,352
Centrica	137,960	1,075,602
Debenhams	462,810	1,205,736
Friends Provident	519,352	1,859,309
GlaxoSmithKline	143,448	3,760,308
HBOS	75,105	1,476,241
HSBC Holdings	263,089	4,826,296
Old Mutual	688,030	2,333,346
Reed Elsevier	126,940	1,640,069
Rentokil Initial	719,930	2,321,115
Rexam	148,069	1,475,390
Royal Bank of Scotland Group	364,396	4,594,453
Royal Dutch Shell, Cl. A	12,089	493,723
SABMiller	68,580	1,730,911
Smiths Group	37,373	889,239
Trinity Mirror	88,790	934,623
Unilever	160,529	5,163,311
Vodafone Group	1,092,998	3,654,060
WPP Group	14,900	222,383
		48,204,091
Total Common Stocks		
(cost $183,757,672)		**210,603,961**

Preferred Stocks−.5%	Shares	Value ($)
Germany;		
Henkel		
(cost $1,039,469)	21,230	**1,123,244**

Other Investment−1.1%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $2,400,000)	2,400,000 b	**2,400,000**
Total Investments (cost $187,197,141)	**98.8%**	**214,127,205**
Cash and Receivables (Net)	**1.2%**	**2,606,288**
Net Assets	**100.0%**	**216,733,493**

ADR—American Depository Receipts
a Non-income producing security.
b Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Financial	21.5	Materials	7.1
Consumer Discretionary	12.7	Insurance	6.0
Industrial	9.9	Information Technology	4.9
Energy	8.6	Utilities	3.6
Consumer Staples	8.4	Money Market Investment	1.1
Health Care	7.8		
Telecommunication Services	7.2		**98.8**

† Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	184,797,141	211,727,205
Affiliated issuers	2,400,000	2,400,000
Cash		444,875
Cash denominated in foreign currencies	1,984,834	2,008,669
Receivable for investment securities sold		808,354
Dividends and interest receivable		446,895
Receivable for shares of Beneficial Interest subscribed		88,464
Unrealized appreciation on forward currency exchange contracts–Note 4		813
Prepaid expenses		5,626
		217,930,901
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		198,469
Payable for investment securities purchased		815,248
Payable for shares of Beneficial Interest redeemed		57,225
Unrealized depreciation on forward currency exchange contracts–Note 4		101
Accrued expenses		126,365
		1,197,408
Net Assets ($)		216,733,493
Composition of Net Assets ($):		
Paid-in capital		174,761,660
Accumulated undistributed investment income–net		2,778,014
Accumulated net realized gain (loss) on investments		12,235,878
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		26,957,941
Net Assets ($)		216,733,493

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	123,708,420	93,025,073
Shares Outstanding	6,863,171	5,167,809
Net Asset Value Per Share ($)	**18.02**	**18.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2007 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $352,558 foreign taxes withheld at source):	
Unaffiliated issuers	3,947,566
Affiliated issuers	129,698
Interest	21,438
Total Income	**4,098,702**
Expenses:	
Investment advisory fee–Note 3(a)	1,019,859
Custodian fees	113,088
Distribution fees–Note 3(b)	109,110
Prospectus and shareholders' reports	16,837
Professional fees	15,981
Trustees' fees and expenses–Note 3(c)	5,302
Shareholder servicing costs–Note 3(b)	1,233
Registration fees	485
Loan commitment fees–Note 2	327
Miscellaneous	11,096
Total Expenses	**1,293,318**
Less–waiver of fees due to undertaking–Note 3(a)	(4,614)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(5,202)
Net Expenses	**1,283,502**
Investment Income-Net	**2,815,200**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	13,228,766
Net realized gain (loss) on forward currency exchange contracts	(121,965)
Net Realized Gain (Loss)	**13,106,801**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	(736,976)
Net Realized and Unrealized Gain (Loss) on Investments	**12,369,825**
Net Increase in Net Assets Resulting from Operations	**15,185,025**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
Operations ($):		
Investment income−net	2,815,200	2,682,141
Net realized gain (loss) on investments	13,106,801	27,138,534
Net unrealized appreciation (depreciation) on investments	(736,976)	6,084,187
Net Increase (Decrease) in Net Assets Resulting from Operations	**15,185,025**	**35,904,862**
Dividends to Shareholders from ($):		
Investment income−net:		
Initial shares	(1,825,090)	(1,436,718)
Service shares	(1,249,526)	(774,660)
Net realized gain on investments:		
Initial shares	(14,659,613)	(8,117,896)
Service shares	(11,179,479)	(4,855,489)
Total Dividends	**(28,913,708)**	**(15,184,763)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	23,820,783	44,686,930
Service shares	25,267,667	41,187,469
Dividends reinvested:		
Initial shares	16,484,703	9,554,614
Service shares	12,429,005	5,630,149
Cost of shares redeemed:		
Initial shares	(27,621,372)	(42,990,171)
Service shares	(19,008,977)	(28,941,578)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**31,371,809**	**29,127,413**
Total Increase (Decrease) in Net Assets	**17,643,126**	**49,847,512**
Net Assets ($):		
Beginning of Period	199,090,367	149,242,855
End of Period	**216,733,493**	**199,090,367**
Undistributed investment income−net	2,778,014	3,037,430

	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
Capital Share Transactions:		
Initial Shares		
Shares sold	1,265,371	2,475,239
Shares issued for dividends reinvested	963,455	552,929
Shares redeemed	(1,455,322)	(2,370,679)
Net Increase (Decrease) in Shares Outstanding	**773,504**	**657,489**
Service Shares		
Shares sold	1,355,218	2,273,307
Shares issued for dividends reinvested	727,268	325,819
Shares redeemed	(1,042,739)	(1,576,522)
Net Increase (Decrease) in Shares Outstanding	**1,039,747**	**1,022,604**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

Initial Shares	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	19.50	17.49	15.85	13.54	10.04	11.56
Investment Operations:						
Investment income–net[a]	.26	.29	.22	.16	.12	.12
Net realized and unrealized gain (loss) on investments	1.08	3.44	1.64	2.54	3.51	(1.53)
Total from Investment Operations	1.34	3.73	1.86	2.70	3.63	(1.41)
Distributions:						
Dividends from investment income–net	(.31)	(.26)	–	(.16)	(.13)	(.11)
Dividends from net realized gain on investments	(2.51)	(1.46)	(.22)	(.23)	–	–
Total Distributions	(2.82)	(1.72)	(.22)	(.39)	(.13)	(.11)
Net asset value, end of period	18.02	19.50	17.49	15.85	13.54	10.04
Total Return (%)	7.74[b]	22.60	11.89	20.02	36.36	(12.23)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.58[b]	1.19	1.20	1.25	1.49	1.47
Ratio of net expenses to average net assets	.57[b]	1.18	1.17	1.24	1.41	1.40
Ratio of net investment income to average net assets	1.41[b]	1.59	1.39	1.08	1.11	1.10
Portfolio Turnover Rate	33.56[b]	60.27	54.32	44.05	107.73	47.18
Net Assets, end of period ($ x 1000)	123,708	118,733	94,988	88,713	58,849	27,549

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
See notes to financial statements.

Service Shares	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	19.47	17.47	15.86	13.56	10.06	11.58
Investment Operations:						
Investment income–net [a]	.25	.24	.18	.06	.14	.12
Net realized and unrealized gain (loss) on investments	1.07	3.45	1.65	2.62	3.49	(1.54)
Total from Investment Operations	1.32	3.69	1.83	2.68	3.63	(1.42)
Distributions:						
Dividends from investment income–net	(.28)	(.23)	–	(.15)	(.13)	(.10)
Dividends from net realized gain on investments	(2.51)	(1.46)	(.22)	(.23)	–	–
Total Distributions	(2.79)	(1.69)	(.22)	(.38)	(.13)	(.10)
Net asset value, end of period	18.00	19.47	17.47	15.86	13.56	10.06
Total Return (%)	7.57[b]	22.39	11.69	19.83	36.28	(12.25)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.70[b]	1.44	1.45	1.49	1.75	1.66
Ratio of net expenses to average net assets	.69[b]	1.38	1.36	1.39	1.41	1.40
Ratio of net investment income to average net assets	1.32[b]	1.33	1.10	.44	1.29	1.07
Portfolio Turnover Rate	33.56[b]	60.27	54.32	44.05	107.73	47.18
Net Assets, end of period ($ x 1000)	93,025	80,358	54,255	34,119	6,713	4,441

[a]   *Based on average shares outstanding at each month end.*
[b]   *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering seven series, including the International Value Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. During the reporting period, the Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On July 1, 2007, the Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

During the reporting period, Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, served as the distributor of the portfolio's shares, which are sold without a sales charge. Effective June 30, 2007, the Distributor became known as MBSC Securities Corporation. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2006 were as follows: ordinary income $5,532,131 and long-term capital gains $9,652,632. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing. During the period ended June 30, 2007, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of 1% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2007 to December 31, 2007, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed an annual rate of 1.40% of the value of the average daily net assets of their class. During the period ended June 30, 2007, the Manager waived receipt of fees of $4,614, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2007, Service shares were charged $109,110 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2007, the portfolio was charged $242 pursuant to the transfer agency agreement.

During the period ended June 30, 2007, the portfolio was charged $2,044 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $178,404, Rule 12b-1 distribution plan fees $19,174, chief compliance officer fees $1,205 and transfer agency per account fees $76, which are offset against an expense reimbursement currently in effect in the amount of $390.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the SEC, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended June 30, 2007, amounted to $78,593,708 and $66,574,733, respectively.

The portfolio enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at June 30, 2007:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
British Pound, expiring 7/2/2007	85,051	170,315	170,774	459
Japanese Yen, expiring 7/2/2007	31,011,895	252,088	252,139	51
Japanese Yen. expiring 7/3/2007	10,315,908	83,570	83,873	303
Sale;		**Proceeds ($)**		
Euro, expiring 7/3/2007	47,990	64,853	64,954	(101)
Total				**712**

At June 30, 2007, accumulated net unrealized appreciation on investments was $26,930,064, consisting of $30,216,571 gross unrealized appreciation and $3,286,507 gross unrealized depreciation.

At June 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE PORTFOLIO'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

At a meeting of the portfolio's Board held on March 7 and 8, 2007, the Board unanimously approved the continuation of the fund's Investment Advisory Agreement with Dreyfus for a one-year term ending March 30, 2008. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the portfolio were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Investment Advisory Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolio. The Board members received a presentation from representatives of Dreyfus regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio pursuant to its Investment Advisory Agreement. Dreyfus's representatives reviewed the portfolio's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the portfolio as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the portfolio. Dreyfus also provided the number of accounts investing in the portfolio, as well as the portfolio's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day portfolio operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Portfolio's Performance and Advisory Fee
and Expense Ratio.</u> The Board members reviewed the portfolio's performance, advisory fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, Inc., an independent provider of mutual fund data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The portfolio's performance was compared to that of a Performance Universe, consisting of all funds with the same Lipper classification/objective, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the portfolio's contractual and actual advisory fee and operating expenses were compared to those of an Expense Universe, consisting of funds with the same or similar Lipper classification/objective, and an Expense Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other portfolio expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted, among other things, that the portfolio's average annual total return ranked in the fifth quintile of its Performance Group and the fifth quintile of its Performance Universe for the one year period ended December 31, 2006. The Board noted the portfolio's strong absolute performance and acknowledged that the portfolio's relative performance suffered due to the portfolio's emphasis on value stocks during a period in which the market favored growth stocks.

In its review of the portfolio's advisory fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, noting, among other things, that the portfolio's actual advisory fee was in the fifth quintile and total expense ratio were in the fifth and fourth quintile of its Expense Group and Expense Universe.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds and/or separate accounts managed by Dreyfus with similar investment objectives, policies and strategies as the portfolio (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from Dreyfus's perspective, as applicable, in providing services to the Similar Accounts as compared to the portfolio. Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus to evaluate the appropriateness and reasonableness of the portfolio's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the portfolio and the extent to which economies of scale would be realized if the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted the soft dollar arrangements with respect to trading the portfolio's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the portfolio as part of their evaluation of whether the fees under the Investment Advisory Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on a fund having achieved a substantial size with increasing assets, and that the portfolio remains relatively small. It also was noted that the profitability percentage for managing the portfolio was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided. The Board also noted the fee waiver and expense reimbursement arrangements in place for the portfolio and its effect on Dreyfus's profitability.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the portfolio's Investment Advisory Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.

- The Board generally was satisfied with the portfolio's performance.

- The Board concluded that the fee paid by the portfolio to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, including Dreyfus' reduced undertaking to waive or reimburse certain fess and expenses (which reduced the expense ratio of each class of shares), costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the portfolio.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the portfolio had been adequately considered by Dreyfus in connection with the advisory fee rate charged to the portfolio and that, to the extent in the future it were determined that material economies of scale had not been shared with the portfolio, the Board would seek to have those economies of scale shared with the portfolio.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the portfolio's Investment Advisory Agreement was in the best interests of the portfolio and its shareholders.

NOTES

For More Information

**Dreyfus Variable
Investment Fund,
International Value Portfolio**

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0152SA0607

Dreyfus Variable Investment Fund, Money Market Portfolio

SEMIANNUAL REPORT June 30, 2007




Dreyfus
A BNY Mellon Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Variable Investment Fund, Money Market Portfolio, covering the six-month period from January 1, 2007, through June 30, 2007.

The U.S. economy produced mixed signals over the first half of 2007, causing investor sentiment to swing from concerns regarding a domestic economic slowdown stemming from slumping housing markets to worries about mounting inflationary pressures in an environment of robust global growth. However, more recent data have provided stronger signals that a "soft landing" is likely for the U.S. economy. The rate of decline in residential construction is becoming less severe, the industrial inventory slowdown is fading and capital goods orders have strengthened. What's more, a generally rising stock market has helped to offset any negative "wealth effect" from the weak housing market.

Should these trends persist, we expect U.S. economic growth to hover slightly below long-term averages during the second half of this year. A moderate economic growth rate and gradually receding inflationary pressures may keep the Federal Reserve Board on the sidelines and help to support yields of money market instruments near current levels. As always, your financial advisor can help you position your investments for these and other developments.

For information about how the portfolio performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
July 16, 2007



DISCUSSION OF PERFORMANCE

For the period of January 1, 2007, through June 30, 2007, as provided by Bernard W. Kiernan, Jr., Senior Portfolio Manager

Portfolio and Market Performance Overview

Yields of money market instruments remained in a relatively narrow trading range as the Federal Reserve Board (the "Fed") held monetary policy steady throughout the reporting period.

For the six-month period ended June 30, 2007, Dreyfus Variable Investment Fund, Money Market Portfolio produced an annualized yield of 4.82%. Taking into account the effects of compounding, the portfolio also provided an annualized effective yield of 4.93% for the same period.[1]

The Portfolio's Investment Approach

The portfolio seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the portfolio invests in a diversified selection of high-quality, short-term debt securities, including securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic or foreign banks, repurchase agreements, asset-backed securities, domestic and dollar-denominated foreign commercial paper and other short-term corporate and bank obligations of domestic and foreign issuers and dollar-denominated obligations issued or guaranteed by one or more foreign governments or their agencies, including obligations of supranational entities.

Slower Growth and Persistent Inflation Keep the Fed on the Sidelines

2007 began in an environment of softening housing markets and declining energy prices, in which the Fed had left short-term interest rates unchanged at 5.25% over the previous six months. Consumer confidence and orders for durable goods had declined in the fourth quarter of 2006, and inflation had driven consumer prices higher at a relatively moderate 2.5% rate in 2006 overall, the lowest annual increase since 2003. The combination of moderate economic growth and subdued inflation led some investors to believe that the Fed would remain on the sidelines for much of 2007 as it scrutinized new economic data to assess the impact of its previous tightening campaign on the economy and inflation. The Fed did just that at its meeting in late January, when it left the federal funds rate at 5.25% for the fifth consecutive time.

Despite heightened volatility in equity markets and turmoil in the sub-prime mortgage sector in late February, the unemployment rate dipped to 4.5%. This development seemed to ease fears that the long U.S. economic expansion might be ending, as it would be unusual to see pronounced weakness among consumers while the labor market remained robust.

The Fed apparently endorsed this view in late March, when it again held the federal funds rate steady. However, a change in the wording of its accompanying announcement suggested that the Fed viewed the risk of inflation as greater than the risk of recession, pushing back investors' expectations of an eventual easing of monetary policy. It later was announced that GDP in the first quarter grew at an anemic 0.7% annualized rate, the slowest quarterly pace since the first quarter of 2003.

Stronger Second Quarter Growth Fueled Inflation Fears

Economic and inflation data remained mixed in April and May. On one hand, housing prices continued to slide and consumer sentiment deteriorated. On the other hand, a key measure of inflation, the core personal consumption price index, rose by 2.2% in May before moderating in June. This was above the target rate that many Fed members have stated as the upper limit of their inflation tolerance, reinforcing investors' views that the Fed was unlikely to reduce short-term interest rates anytime soon.

In June, signs of stronger economic growth contributed to higher yields on longer-term bonds. In its statement following its Federal Open Market Committee meeting on June 28, the Fed indicated that it was not yet convinced of the sustainability of low inflationary pressures. In

addition, the Fed expressed its view that the economy was likely to expand moderately, and that high levels of resource utilization could lead to higher inflation in the future.

In this relatively uncertain environment, we generally maintained the portfolio's weighted average maturity in a range we considered to be in line with industry averages. Late in the reporting period, when it became clearer that the Fed would remain on hold for some time, we began to increase the portfolio's holdings of money market instruments with maturities up to six months in an attempt to capture incrementally higher yields.

Unchanged Fed Policy Likely over the Foreseeable Future

As we enter the second half of the year, the Fed and the markets will be closely analyzing new economic reports to discern if policy adjustments are warranted. Any significant spillover of weakness from housing into the employment picture could make an easing of monetary policy more likely in 2008, while an uptick in inflation could put pressure on the Fed to adjust interest rates upward. However, barring these developments, it could be a long while before the Fed changes monetary policy, suggesting to us that money market yields are likely to remain in a relatively narrow trading range.

July 16, 2007

An investment in the portfolio is not insured or guaranteed by the FDIC or any other government agency. Although the portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the portfolio.

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Money Market Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

UNDERSTANDING YOUR PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Money Market Portfolio from January 1, 2007 to June 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2007

Expenses paid per $1,000†	$ 2.71
Ending value (after expenses)	$1,024.30

COMPARING YOUR PORTFOLIO'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2007

Expenses paid per $1,000†	$ 2.71
Ending value (after expenses)	$1,022.12

† Expenses are equal to the portfolio's annualized expense ratio of .54%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

June 30, 2007 (Unaudited)

Negotiable Bank Certificates of Deposit—1.4%	Principal Amount ($)	Value ($)
Union Bank of California, N.A. 5.32%, 7/20/07 (cost $5,000,000)	5,000,000	**5,000,000**

Commercial Paper—39.1%		
Abbey National North America LLC 5.31%, 7/2/07	16,000,000	15,997,639
Asscher Finance Corp. 5.33%, 9/21/07	5,000,000 a	4,940,265
Barclays U.S. Funding Corp. 5.30%, 10/10/07	5,000,000	4,927,617
Beethoven Funding Corp. 5.33%, 8/10/07	5,000,000 a	4,970,667
BNP Paribas Finance Inc. 5.35%, 7/2/07	16,000,000	15,997,622
Chariot Funding LLC 5.32%, 8/31/07	5,000,000 a	4,955,478
CHARTA LLC 5.32%, 8/7/07	5,000,000 a	4,972,918
Commerzbank U.S. Finance Inc. 5.32%, 11/19/07	5,000,000	4,898,656
CRC Funding LLC 5.32%, 8/9/07	5,000,000 a	4,971,454
Deutsche Bank Financial LLC 5.28%, 7/2/07	16,000,000	15,997,653
FCAR Owner Trust, Ser. I 5.32%, 11/16/07	5,000,000	4,900,717
Govco Inc. 5.32%, 9/7/07	5,000,000 a	4,950,417
Liquid Funding Ltd. 5.33%, 11/26/07	5,000,000 a	4,893,522
Prudential Funding LLC 5.36%, 7/2/07	16,000,000	15,997,618
Rabobank USA Financial Corp. 5.33%, 7/2/07	16,000,000	15,997,631
Solitaire Funding Ltd. 5.30%, 7/9/07	5,000,000 a	4,994,139
UBS Finance Delaware LLC 5.35%, 7/2/07	10,000,000	9,998,514
Total Commercial Paper (cost $144,362,527)		**144,362,527**

Corporate Notes−5.2%	Principal Amount ($)	Value ($)
Cullinan Finance Ltd.		
5.32%, 10/25/07	5,000,000 a,b	4,999,766
General Electric Capital Corp.		
5.28%, 7/25/07	5,000,000 b	5,000,000
Harrier Finance Funding Ltd.		
5.32%, 2/27/08	5,000,000 a,b	4,999,752
Wells Fargo & Co.		
5.31%, 7/4/07	4,000,000 b	4,000,000
Total Corporate Notes		
(cost $18,999,518)		**18,999,518**

Short-Term Bank Notes−1.4%		
Bank of America N.A.		
5.31%, 10/12/07		
(cost $5,000,000)	5,000,000	**5,000,000**

Time Deposits−12.5%		
Branch Banking & Trust Co. (Grand Cayman)		
5.28%, 7/2/07	15,000,000	15,000,000
Manufacturers & Traders Trust Company (Grand Cayman)		
5.37%, 7/2/07	15,000,000	15,000,000
Regions Bank (Grand Cayman)		
5.31%, 7/2/07	16,000,000	16,000,000
Total Time Deposits		
(cost $46,000,000)		**46,000,000**

Repurchase Agreements−40.7%		
Banc of America Securities LLC		
5.33%, dated 6/29/07, due 7/2/07 in the amount of $30,013,325 (fully collateralized by $39,556,513 Federal Home Loan Mortgage Corp., Participation Certificates, 5%, due 6/1/35, value $30,600,000)	30,000,000	30,000,000
Barclays Financial LLC		
5.33%, dated 6/29/07, due 7/2/07 in the amount of $40,017,767 (fully collateralized by $40,671,000 Federal Home Loan Mortgage Corp., 3.625%, due 2/15/08, value $40,800,458)	40,000,000	40,000,000

Repurchase Agreements (continued)	Principal Amount ($)	Value ($)
Greenwich Capital Markets 5.38%, dated 6/29/07, due 7/2/07 in the amount of $40,017,933 (fully collateralized by $42,121,044 Government National Mortgage Association, 4.99%-6.32%, due 11/15/27-10/15/48, value $40,800,565)	40,000,000	40,000,000
UBS Securities LLC 5.30%, dated 6/29/07, due 7/2/07 in the amount of $40,017,667 (fully collateralized by $114,784,864 Federal National Mortgage Association, Strips, due 7/1/33, value $40,800,408)	40,000,000	40,000,000
Total Repurchase Agreements (cost $150,000,000)		**150,000,000**

Total Investments (cost $369,362,045)	**100.3%**	**369,362,045**
Liabilities, Less Cash and Receivables	**(.3%)**	**(1,284,055)**
Net Assets	**100.0%**	**368,077,990**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2007, these securities amounted to $49,648,378 or 13.5% of net assets.*

[b] *Variable rate security—interest rate subject to periodic change.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Repurchase Agreements	40.7	Asset-Backed/Structured	
Banking	40.5	Investment Vehicle	4.0
Asset-Backed/		Finance	2.7
Multi-Seller Programs	5.4	Asset-Backed/Certificates	1.4
Insurance	4.3	Asset-Backed/Single Seller	1.3
			100.3

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—		
See Statement of Investments (including repurchase agreement of $150,000,000)—Note 1(b)	369,362,045	369,362,045
Cash		669,374
Interest receivable		308,007
Prepaid expenses		3,266
		370,342,692
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(a)		177,495
Payable for shares of Beneficial Interest redeemed		2,043,140
Accrued expenses		44,067
		2,264,702
Net Assets ($)		**368,077,990**
Composition of Net Assets ($):		
Paid-in capital		368,051,966
Accumulated undistributed investment—net		49,568
Accumulated net realized gain (loss) on investments		(23,544)
Net Assets ($)		**368,077,990**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		368,051,966
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2007 (Unaudited)

Investment Income ($):	
Interest Income:	**6,296,903**
Expenses:	
Investment advisory fee–Note 2(a)	578,890
Custodian fees	23,411
Professional fees	15,113
Prospectus and shareholders' reports	3,866
Trustees' fees and expenses–Note 2(b)	3,528
Miscellaneous	2,983
Total Expenses	**627,791**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(880)
Net Expenses	**626,911**
Investment Income–Net, representing net increase in net assets resulting from operations	**5,669,992**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
Operations ($):		
Investment income−net	5,669,992	7,163,234
Net realized gain (loss) on investments	−	(715)
Net Increase (Decrease) in Net Assets Resulting from Operations	**5,669,992**	**7,162,519**
Dividends to Shareholders from ($):		
Investment income−net	**(5,660,469)**	**(7,136,592)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	609,426,049	249,036,593
Dividends reinvested	5,660,469	7,136,592
Cost of shares redeemed	(398,319,367)	(236,107,747)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**216,767,151**	**20,065,438**
Total Increase (Decrease) in Net Assets	**216,776,674**	**20,091,365**
Net Assets ($):		
Beginning of Period	151,301,316	131,209,951
End of Period	**368,077,990**	**151,301,316**
Undistributed investment income−net	49,568	40,045

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describe the performance for the fiscal periods indicated. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

| | Six Months Ended June 30, 2007 (Unaudited) | Year Ended December 31, | | | | |
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.024	.045	.026	.008	.007	.015
Distributions:						
Dividends from investment income−net	(.024)	(.045)	(.026)	(.008)	(.007)	(.015)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.90a	4.58	2.65	.80	.70	1.46
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.54a	.57	.59	.60	.57	.56
Ratio of net expenses to average net assets	.54a	.57	.59	.60	.57	.56
Ratio of net investment income to average net assets	4.90a	4.56	2.66	.77	.71	1.44
Net Assets, end of period ($ x 1,000)	368,078	151,301	131,210	104,229	152,559	196,217

[a] Annualized

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering seven series, including the Money Market Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. During the reporting period, the Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). During the reporting period, Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, served as the distributor of the portfolio's shares, which are sold without a sales charge. Effective June 30, 2007, the Distributor became known as MBSC Securities Corporation.

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Financial Corperation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

It is the portfolio's policy to maintain a continuous net asset value per share of $1.00; the portfolio has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the portfolio will be able to maintain a stable net asset value per share of $1.00.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the portfolio's investments.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees.

For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

The portfolio may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the portfolio's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the portfolio's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the terms of the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the portfolio will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the portfolio maintains its right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the portfolio to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986 as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain.

On July 2, 2007, the portfolio declared a cash dividend of approximately $.0003 per share from undistributed investment income-net which includes investment income-net for Saturday June 30, 2007.

(d) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

The portfolio has an unused capital loss carryover of $23,613 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, $783 of the carryover expires in fiscal 2007, $11,060 expires in fiscal 2008, $10,973 expires in fiscal 2010, $17 expires in fiscal 2011, $65 expires in fiscal 2013 and $715 expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2006, were all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At June 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .50% of the value of the portfolio's average daily net assets and is payable monthly.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2007, the portfolio was charged $158 pursuant to the transfer agency agreement.

During the period ended June 30, 2007, the portfolio was charged $2,044 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fee $155,656, chief compliance officer fees $1,205, custodian fee $20,584 and transfer agency per account fees $50.

(b) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE PORTFOLIO'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

At a meeting of the portfolio's Board held on March 7 and 8, 2007, the Board unanimously approved the continuation of the fund's Investment Advisory Agreement with Dreyfus for a one-year term ending March 30, 2008. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the portfolio were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Investment Advisory Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

<u>Analysis of Nature, Extent and Quality of Services Provided to the Portfolio.</u> The Board members received a presentation from representatives of Dreyfus regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio pursuant to its Investment Advisory Agreement. Dreyfus's representatives reviewed the portfolio's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the portfolio as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the portfolio. Dreyfus also provided the number of accounts investing in the portfolio, as well as the portfolio's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day portfolio operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Portfolio's Performance and Advisory Fee and Expense Ratio.</u> The Board members reviewed the portfolio's performance, advisory fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, Inc., an independent provider of mutual fund data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The portfolio's performance was compared to that of a Performance Universe, consisting of all funds with the same Lipper classification/objective, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the portfolio's contractual and actual advisory fee and operating expenses were compared to those of an Expense Universe, consisting of funds with the same or similar Lipper classification/objective, and an Expense Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other portfolio expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted, among other things, that the portfolio's average annual total return ranked in the second quintile of its Performance Group and ranked in the third quintile of its Performance Universe for the one year period ended December 31, 2006.

In its review of the portfolio's advisory fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, noting, among other things, that the portfolio's actual management fee and expense ratio were higher than the median of the Performance Group and Performance Universe.

Representatives of Dreyfus noted that there were no similarly managed funds or separate accounts or wrap fee accounts managed by Dreyfus or its affiliates with similar investment objectives, policies, and strategies as the portfolio.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the portfolio and the extent to which economies of scale would be realized if the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the portfolio's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the portfolio as part of their evaluation of whether the fees under the Investment Advisory Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services, and that a discussion of economies of scale is predicated on a fund having achieved a substantial size and increasing assets and that, if a fund's assets are relatively small or had been static or decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that Dreyfus did not realize a profit on the portfolio's operations.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the portfolio's Investment Advisory Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.
- The Board was generally satisfied with the portfolio's performance.
- The Board concluded that the fee paid by the portfolio to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the portfolio.

• The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the portfolio had been adequately considered by Dreyfus in connection with the advisory fee rate charged to the portfolio and that, to the extent in the future it were determined that material economies of scale had not been shared with the portfolio, the Board would seek to have those economies of scale shared with the portfolio.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the portfolio's Investment Advisory Agreement was in the best interests of the portfolio and its shareholders.

NOTES

For More Information

**Dreyfus Variable
Investment Fund,
Money Market Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
     Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the portfolio voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0117SA0607

Dreyfus Variable Investment Fund, Quality Bond Portfolio

SEMIANNUAL REPORT June 30, 2007



Dreyfus
A BNY Mellon Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

The Portfolio



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Variable Investment Fund, Quality Bond Portfolio, covering the six-month period from January 1, 2007, through June 30, 2007.

The U.S. economy produced mixed signals over the first half of 2007, causing investor sentiment to swing from concerns regarding a domestic economic slowdown stemming from slumping housing markets to worries about mounting inflationary pressures in an environment of robust global growth. However, more recent data have provided stronger signals that a "soft landing" is likely for the U.S. economy. The rate of decline in residential construction is becoming less severe, the industrial inventory slowdown is fading and capital goods orders have strengthened. What's more, a generally rising stock market over the past six months has helped to offset any negative "wealth effect" from the weak housing market.

Should these trends persist, we expect U.S. economic growth to hover slightly below long-term averages during the second half of this year. A moderate economic growth rate and gradually receding inflationary pressures may keep the Federal Reserve Board on the sidelines and bond yields within a relatively narrow trading range. As always, your financial advisor can help you position your fixed-income investments for these and other developments.

For information about how the portfolio performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
July 16, 2007

2



DISCUSSION OF PERFORMANCE

For the period of January 1, 2007, through June 30, 2007, as provided by Catherine Powers, Portfolio Manager

Portfolio and Market Performance Overview

Stronger performance from fixed-income securities early in the reporting period was more than offset by heightened volatility in late May and June, when economic and credit concerns led to a sharp decline in bond prices. The portfolio produced returns that approximated its benchmark, given that fees and expenses are not reflected in the benchmark's results.

For the six-month period ended June 30, 2007, Dreyfus Variable Investment Fund, Quality Bond Portfolio's Initial shares achieved a total return of 0.89%, and its Service shares achieved a total return of 0.78%.[1] The portfolio produced aggregate income dividends of $0.26 per share and $0.25 per share for its Initial and Service shares, respectively. In comparison, the portfolio's benchmark, the Lehman Brothers U.S. Aggregate Index (the "Index"), achieved a total return of 0.98% for the same period.[2]

The Portfolio's Investment Approach

The portfolio seeks to maximize total return consisting of capital appreciation and current income. To achieve this objective, the portfolio normally invests at least 80% of its assets in bonds, including corporate bonds, mortgage-related securities, collateralized mortgage obligations and asset-backed securities that, when purchased, are A-rated or better or what we believe are the unrated equivalent, and in securities issued or guaranteed by the U.S. government or its agencies or its instrumentalities. The portfolio may also invest up to 10% of its net assets in non-dollar-denominated foreign securities and up to 20% of its assets in the securities of foreign issues collectively.

Bouts of Market Volatility Eroded Bond Prices

Moderating economic growth and generally benign inflation helped support bond prices early in the reporting period. Despite bouts of volatility stemming from turmoil in the sub-prime mortgage market, investor sentiment generally remained favorable as the Federal Reserve

Board (the "Fed") has left short-term interest rates unchanged in its attempt to keep the U.S. economy growing without stimulating a reacceleration of inflation.

However, after rallying early in the year, the market suffered a sharp decline in late May and June, when signs of stronger economic growth and credit concerns in the riskier sectors of the bond market caused investor sentiment to deteriorate. As a result, bond prices declined over the reporting period overall, partly offsetting positive returns derived from income.

Corporate Bonds Helped Support the Portfolio's Returns

Although prices of high yield corporate bonds were eroded by these developments, their relatively high coupon rates enabled them to post above-average returns—relative to other fixed income securities—over the first half of 2007. The portfolio benefited from a modest allocation to high yield bonds.

Within the portfolio's investment-grade corporate bonds, where we attempted to avoid issuers that are susceptible to leveraged buyouts, we have emphasized regulated industries, such as utilities, banks and brokers. We held an overweight position in real estate investment trusts (or "REITs"), as they provided protective bondholder covenants. Finally, we continued to favor intermediate bonds in an attempt to reduce the risk from potentially wider corporate bond spreads.

In addition, the portfolio's holdings of international bonds from issuers in emerging market countries produced attractive returns, including securities denominated in U.S. dollars and local currencies. Bonds from Brazil proved to be particularly rewarding due to their high yields and currency appreciation relative to the U.S. dollar.

Although the portfolio's generally neutral duration posture had little relative impact on the portfolio's relative performance during the reporting period, our yield-curve strategy proved to be positive. We emphasized bonds in the two- to five-year maturity range and de-emphasized bonds at the longer end of the spectrum, which helped to support relative performance when the yield curve steepened.

Finally, mortgage-backed securities produced mixed results. An underweight position in mortgages constrained returns in the low volatility environment early in the reporting period, but helped during more volatile market conditions in May and June. However, small positions in commercial mortgage-backed securities and asset-backed securities detracted mildly from relative performance as swap spreads widened in response to investors' intensifying credit concerns.

The Portfolio Is Positioned for Stable Interest Rates

Recent economic and inflation data suggest to us that the Fed is likely to remain on hold for some time, and we have maintained a "bulleted" yield curve strategy. We also have retained an overweight position in investment-grade credits, including a focus on higher-quality bonds with strong covenants that discourage leveraged buyouts. We have continued to hold underweight exposure to mortgage-backed securities, which may be adversely affected by heightened volatility. Finally, we have maintained the portfolio's positions in certain emerging markets, where yields and interest-rate trends appear attractive to us.

July 16, 2007

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Quality Bond Portfolio may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through June 30, 2007, at which time it was terminated. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years. The Index does not include fees and expenses to which the portfolio is subject.*

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Quality Bond Portfolio from January 1, 2007 to June 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended June 30, 2007

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 3.34	$ 4.58
Ending value (after expenses)	$1,008.90	$1,007.80

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended June 30, 2007

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 3.36	$ 4.61
Ending value (after expenses)	$1,021.47	$1,020.23

† *Expenses are equal to the fund's annualized expense ratio of .67% for Initial shares and .92% for Service shares; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2007 (Unaudited)

Bonds and Notes–137.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense−.4%				
L-3 Communications, Gtd. Notes, Ser. B	6.38	10/15/15	115,000	109,250
L-3 Communications, Gtd. Notes	7.63	6/15/12	415,000	426,931
Raytheon, Sr. Notes	5.50	11/15/12	210,000	209,432
				745,613
Agricultural−.5%				
Philip Morris, Debs.	7.75	1/15/27	805,000	**943,982**
Asset-Backed Ctfs./ Auto Receivables−2.7%				
Americredit Prime Automobile Receivables, Ser. 2007-1, Cl. E	6.96	3/8/16	270,000 a	268,996
Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. B	4.64	4/15/10	650,000	644,906
Ford Credit Auto Owner Trust, Ser. 2006-C, Cl. C	5.47	9/15/12	215,000	212,665
Ford Credit Auto Owner Trust, Ser. 2007-A, Cl. D	7.05	12/15/13	250,000 a	250,078
Nationstar Home Equity Loan Trust, Ser. 2007-C, Cl. 2AV1	5.38	6/25/37	685,000 b	685,000
Option One Mortgage Loan Trust, Ser. 2007-6, Cl. 2A1	5.38	7/25/37	171,620 b	171,727
Wachovia Automobile Loan Owner Trust, Ser. 2007-1, Cl. D	5.65	2/20/13	610,000	605,645
WFS Financial Owner Trust, Ser. 2003-3, Cl. A4	3.25	5/20/11	2,005,403	2,000,952
WFS Financial Owner Trust, Ser. 2005-2, Cl. B	4.57	11/19/12	325,000	321,571
				5,161,540
Asset-Backed Ctfs./Credit Cards−2.6%				
BA Credit Card Trust, Ser. 2007-C1, Cl. C1	5.61	6/15/14	1,725,000 b	1,720,822
Citibank Credit Card Issuance Trust, Ser. 2006-C4, Cl. C4	5.54	1/9/12	2,675,000 b	2,675,375
Credit Suisse Mortgage Capital Certificates, Ser. 2007-1, Cl. 1A6A	5.86	2/25/37	580,000 b	570,644
				4,966,841

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ Home Equity Loans—8.5%				
Accredited Mortgage Loan Trust, Ser. 2006-1, Cl. A1	5.38	4/25/36	185,133 b	185,262
Ameriquest Mortgage Securities, Ser. 2003-11, Cl. AF6	5.14	1/25/34	525,000 b	514,468
Carrington Mortgage Loan Trust, Ser. 2006-RFC1, Cl. A1	5.36	5/25/36	213,098 b	213,154
Centex Home Equity, Ser. 2006-A, Cl. AV1	5.37	6/25/36	121,421 b	121,500
Citicorp Residential Mortgage Securities, Ser. 2006-2, Cl. A2	5.56	9/25/36	950,000 b	946,396
Citicorp Residential Mortgage Securities, Ser. 2006-2, Cl. A1A	5.87	9/25/36	583,537 b	582,537
Citicorp Residential Mortgage Securities, Ser. 2006-1, Cl. A1	5.96	7/25/36	1,182,845 b	1,181,447
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. A1A	5.98	6/25/37	1,100,000 b	1,100,000
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. M8	7.00	6/25/37	100,000 b	95,637
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. M9	7.00	6/25/37	350,000 b	307,357
Countrywide Asset-Backed Certificates, Ser. 2006-SPS1, Cl. A	5.43	12/25/25	747,899 b	748,076
Credit-Based Asset Servicing and Securitization, Ser. 2005-CB7, Cl. AF1	5.21	11/25/35	147,447 b	147,013
Credit-Based Asset Servicing and Securitization, Ser. 2005-CB8, Cl. AF1B	5.45	12/25/35	229,831 b	228,975
Credit-Based Asset Servicing and Securitization, Ser. 2006-CB1, Cl. AF1	5.46	1/25/36	433,816 b	432,264
Credit-Based Asset Servicing and Securitization, Ser. 2006-CB2, Cl. AF1	5.72	12/25/36	94,540 b	94,258
First NLC Trust, Ser. 2005-3, Cl. AV2	5.55	12/25/35	341,135 b	341,532
GSAA Trust, Ser. 2006-7, Cl. AV1	5.40	3/25/46	400,641 b	400,871

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ **Home Equity Loans (continued)**				
GSAMP Trust, Ser. 2006-S4, Cl. A1	5.41	5/25/36	211,904 b	212,046
Home Equity Asset Trust, Ser. 2005-8, Cl. 2A1	5.43	2/25/36	86,357 b	86,423
Home Equity Mortgage Trust, Ser. 2006-3, Cl. A1	5.47	9/25/36	257,948 b	258,046
Home Equity Mortgage Trust, Ser. 2006-5, Cl. A1	5.50	1/25/37	905,037 b	904,688
Home Equity Mortgage Trust, Ser. 2006-4, Cl. A1	5.67	11/25/36	852,506 b	853,996
J.P. Morgan Mortgage Acquisition, Ser. 2006-CW1, Cl. A2	5.36	5/25/36	150,912 b	151,016
JP Morgan Mortage Acquistion, Ser. 2007-HE1, Cl. AF1	5.42	4/1/37	892,160 b	892,494
Morgan Stanley ABS Capital I, Ser. 2006-HE3, Cl. A2A	5.36	4/25/36	147,814 b	147,850
Morgan Stanley Mortgage Loan Trust, Ser. 2006-15XS, Cl. A6B	5.83	11/25/36	285,000 b	280,479
Newcastle Mortgage Securities Trust, Ser. 2006-1, Cl. A1	5.39	3/25/36	373,614 b	373,747

Ownit Mortgage Loan Asset Backed
  Certificates, Ser. 2006-1,
  Cl. AF1
	5.42	12/25/36	539,893 b	537,663

Popular ABS Mortgage Pass-Through Trust, Ser. 2005-D, Cl. A1	5.36	1/25/36	249,849 b	248,895
Renaissance Home Equity Loan Trust, Ser. 2007-2, Cl. AF1	5.89	6/25/37	400,000 b	399,791
Renaissance Home Equity Loan Trust, Ser. 2006-2, Cl. AF1	6.00	8/25/36	528,457 b	527,265
Residential Asset Mortgage Products, Ser. 2005-EFC5, Cl. A1	5.42	10/25/35	100,140 b	100,211
Residential Asset Securities, Ser. 2006-EMX4, Cl. A1	5.36	6/25/36	289,158 b	289,359
Residential Asset Securities, Ser. 2006-EMX3, Cl. A1	5.38	4/25/36	237,069 b	237,241
Residential Asset Securities, Ser. 2005-EMX3, Cl. AI1	5.43	9/25/35	77,003 b	77,059

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ **Home Equity Loans (continued)**				
Residential Asset Securities, Ser. 2003-KS7, Cl. MI3	5.75	9/25/33	147,291	136,211
Residential Funding Mortgage Securities II, Ser. 2006-HSA2, Cl. AI2	5.50	3/25/36	140,000 b	139,513
Saxon Asset Securities Trust, Ser. 2004-2, Cl. AF2	4.15	8/25/35	205,909 b	205,255
Soundview Home Equity Loan Trust, Ser. 2005-B, Cl. M3	5.83	5/25/35	225,000 b	223,462
Sovereign Commercial Mortgage Securities, Ser. 2007-C1, Cl. D	5.77	7/22/30	270,000 a	251,872
Specialty Underwriting & Residential Finance, Ser. 2006-BC2, Cl. A2A	5.38	2/25/37	500,520 b	500,702
Wells Fargo Home Equity Trust, Ser. 2006-1, Cl. A1	5.35	5/25/36	199,659 b	199,740
				15,875,771
Asset-Backed Ctfs./ **Manufactured Housing—.3%**				
Green Tree Financial, Ser. 1994-7, Cl. M1	9.25	3/15/20	281,181	289,967
Origen Manufactured Housing, Ser. 2005-B, Cl. A1	5.25	2/15/14	349,874	348,702
				638,669
Automobile Manufacturers—.2%				
DaimlerChrysler N.A. Holding, Notes	4.88	6/15/10	175,000	171,782
DaimlerChrysler N.A. Holding, Gtd. Notes	8.50	1/18/31	180,000	228,119
				399,901
Banks—6.0%				
Chevy Chase Bank, Sub. Notes	6.88	12/1/13	260,000	260,000
Chuo Mitsui Trust & Banking, Sub. Notes	5.51	12/29/49	245,000 a,b	231,612
Colonial Bank, Sub. Notes	6.38	12/1/15	500,000	504,085

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banks (continued)				
Colonial Bank, Sub. Notes	8.00	3/15/09	140,000	145,162
Glitnir Banki, Sub. Notes	6.69	6/15/16	270,000 a,b	278,333
Glitnir Banki, Unscd. Bonds	7.45	9/14/49	210,000 a,b	218,372
ICICI Bank, Bonds	5.90	1/12/10	250,000 a,b	250,563
M&T Bank, Sr. Unscd. Bonds	5.38	5/24/12	190,000	188,444
Manufacturers & Traders Trust, Sub. Notes	5.59	12/28/20	275,000 b	264,145
Marshall and Ilsley Bank, Sub. Notes	5.63	12/4/12	1,750,000 b	1,752,153
NB Capital Trust IV, Gtd. Cap. Secs.	8.25	4/15/27	620,000	645,000
Northern Rock, Sub. Notes	5.60	4/30/49	535,000 a,b	511,387
Regions Financial, Sr. Notes	5.44	8/8/08	825,000 b	826,214
Resona Bank, Notes	5.85	9/29/49	255,000 a,b	244,221
Shinsei Finance Cayman, Jr. Sub. Bonds	6.42	1/29/49	475,000 a,b	462,614
Societe Generale, Sub. Notes	5.92	12/29/49	485,000 a,b	470,446
Sovereign Bancorp, Sr. Notes	4.80	9/1/10	525,000 b	512,597
Sovereign Bancorp, Sr. Unscd. Notes	5.59	3/23/10	370,000 b	370,341
SunTrust Preferred Capital I, Bank Gtd. Notes	5.85	12/31/49	435,000 b	432,792
USB Capital IX, Gtd. Notes	6.19	4/15/49	585,000 b,c	589,810
Wachovia Bank, Sub. Notes	5.00	8/15/15	495,000	470,401
Washington Mutual, Notes	5.66	1/15/10	475,000 b	476,495

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Banks (continued)					
Wells Fargo & Co., Sub. Notes	6.38	8/1/11	290,000		299,331
Zions Bancorporation, Sr. Unscd. Notes	5.48	4/15/08	365,000	b	365,294
Zions Bancorporation, Sub. Notes	6.00	9/15/15	465,000		461,986
					11,231,798
Building & Construction−.2%					
Masco, Sr. Unscd. Notes	5.66	3/12/10	240,000	b	240,357
Owens Corning, Gtd. Notes	6.50	12/1/16	125,000		125,381
					365,738
Chemicals−.7%					
Equistar Chemicals/Funding, Gtd. Notes	10.13	9/1/08	125,000		130,625
ICI Wilmington, Gtd. Notes	4.38	12/1/08	425,000		417,980
Lubrizol, Sr. Notes	4.63	10/1/09	445,000		436,500
Lubrizol, Sr. Notes	5.50	10/1/14	255,000		244,681
					1,229,786
Commercial & Professional Services−.3%					
ERAC USA Finance, Bonds	5.60	5/1/15	310,000	a	298,011
ERAC USA Finance, Notes	5.61	4/30/09	110,000	a,b	110,341
ERAC USA Finance, Notes	7.95	12/15/09	210,000	a	221,027
					629,379
Commercial Mortgage Pass-Through Ctfs.−8.2%					
Banc of America Commercial Mortgage, Ser. 2005-2, Cl. A2	4.25	7/10/43	848,377		842,617
Banc of America Commercial Mortgage, Ser. 2002-2, Cl. A3	5.12	7/11/43	190,000		186,237
Bayview Commercial Asset Trust, Ser. 2006-SP1, Cl. A1	5.59	4/25/36	109,896	a,b	109,827

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
Bayview Commercial Asset Trust, Ser. 2004-1, Cl. A	5.68	4/25/34	200,830 [a,b]	200,955
Bayview Commercial Asset Trust, Ser. 2003-2, Cl. A	5.90	12/25/33	195,086 [a,b]	195,356
Bayview Commercial Asset Trust, Ser. 2006-2A, Cl. B2	6.79	7/25/36	437,734 [a,b]	437,383
Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. B3	8.32	11/25/35	122,136 [a,b]	124,050
Bayview Commercial Asset Trust, Ser. 2005-4A, Cl. B3	8.82	1/25/36	86,637 [a,b]	86,637
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW14, Cl. AAB	5.17	12/11/38	1,125,000	1,087,717
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW13, Cl. A3	5.52	9/11/41	200,000	197,645
Bear Stearns Commercial Mortgage Securities, Ser. 2006-T24, Cl. AAB	5.53	10/12/41	500,000	492,632
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW12, Cl. AAB	5.87	9/11/38	430,000 [b]	429,927
Citigroup/Deutsche Bank Commercial Mortgage Trust, Ser. 2006-CD2, Cl. A2	5.41	1/15/46	340,000	338,139
Credit Suisse/Morgan Stanley Commercial Mortgage Certificates, Ser. 2006-HC1A, Cl. A1	5.51	5/15/23	425,000 [a,b]	425,596
Crown Castle Towers, Ser. 2006-1A, Cl. B	5.36	11/15/36	190,000 [a]	186,948
Crown Castle Towers, Ser. 2006-1A, Cl. C	5.47	11/15/36	505,000 [a]	497,099
Crown Castle Towers, Ser. 2005-1A, Cl. D	5.61	6/15/35	240,000 [a]	236,910
Crown Castle Towers, Ser. 2006-1A, Cl. D	5.77	11/15/36	350,000 [a]	344,308
Global Signal Trust, Ser. 2006-1, Cl. D	6.05	2/15/36	340,000 [a]	338,439
Global Signal Trust, Ser. 2006-1, Cl. E	6.50	2/15/36	170,000 [a]	169,966

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. E	5.76	3/6/20	395,000 a,b	395,000
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. K	6.37	3/6/20	225,000 a,b	225,000
Goldman Sachs Securities Corporation II, Ser. 2007-EOP, Cl. B	5.57	3/6/20	1,065,000 a,b	1,065,000
Greenwich Capital Commercial Funding, Ser. 2007-GG9, Cl. AAB	5.44	3/10/39	900,000	880,637
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP5, Cl. A2	5.20	12/15/44	725,000	717,204
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2006-LDP7, Cl. ASB	6.07	4/15/45	425,000 b	429,355
J.P. Morgan Chase Commerical Mortgage Securities, Ser. 2004-C1, Cl. A2	4.30	1/15/38	340,000	325,206
Merrill Lynch Mortgage Trust, Ser. 2005-CIP1, Cl. A2	4.96	7/12/38	505,000	497,756
Merrill Lynch Mortgage Trust, Ser. 2005-CKI1, Cl. A2	5.40	11/12/37	165,000 b	163,900
Morgan Stanley Capital I, Ser. 2006-T21, Cl. A2	5.09	10/12/52	500,000	493,455
Morgan Stanley Capital I, Ser. 2006-IQ12, Cl. AAB	5.33	12/15/43	935,000	911,127
Morgan Stanley Capital I, Ser. 2006-HQ9, Cl. A3	5.71	7/12/44	915,000	914,157
SBA CMBS Trust, Ser. 2006-1A, Cl. D	5.85	11/15/36	135,000 a	133,215
Washington Mutual Asset Securities, Ser. 2003-C1A, Cl. A	3.83	1/25/35	1,398,899 a	1,353,963
				15,433,363
Diversified Financial Services−14.7%				
American Express Credit, Notes	5.38	11/9/09	315,000 b	315,280
Ameriprise Financial, Jr. Sub. Notes	7.52	6/1/66	465,000 b	485,095

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
Amvescap, Gtd. Notes	5.38	2/27/13	250,000	243,075
Bear Stearns, Notes	3.25	3/25/09	1,900,000	1,833,213
Bear Stearns, Sr. Unscd. Notes	5.50	8/15/11	475,000	470,838
Boeing Capital, Sr. Notes	7.38	9/27/10	490,000	519,002
Capmark Financial Group, Gtd. Notes	5.88	5/10/12	550,000 [a]	543,357
Countrywide Financial, Gtd. Notes	5.80	6/7/12	355,000	352,872
Credit Suisse First Boston USA, Notes	4.13	1/15/10	1,910,000 [c]	1,854,196
Credit Suisse Guernsey, Jr. Sub. Notes	5.86	5/8/49	426,000 [b]	411,189
Credit Suisse USA, Sr. Unsub. Notes	5.50	8/16/11	730,000	730,218
Fuji JGB Investment, Sub. Bonds	9.87	12/29/49	425,000 [a,b]	441,900
General Electric Capital, Sr. Notes	5.46	10/21/10	945,000 [b]	946,847
Glencore Funding, Gtd. Notes	6.00	4/15/14	260,000 [a]	255,520
Goldman Sachs Capital II, Gtd. Bonds	5.79	5/8/49	550,000 [b]	537,334
Goldman Sachs Group, Notes	4.50	6/15/10	525,000 [c]	512,217
HSBC Finance Capital Trust IX, Gtd. Notes	5.91	11/30/35	625,000 [b]	606,115
HSBC Finance, Notes	5.50	1/19/16	495,000	477,818
Janus Capital Group, Notes	6.25	6/15/12	350,000	352,718
Jefferies Group, Sr. Unscd. Debs.	6.25	1/15/36	680,000	639,230

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
John Deere Capital, Notes	5.40	9/1/09	310,000 b	310,291
JPMorgan Chase & Co., Sub. Notes	5.13	9/15/14	780,000	750,110
Kaupthing Bank, Sub. Notes	7.13	5/19/16	225,000 a	238,073
Lehman Brothers Capital Trust VII, Notes	5.86	11/29/49	535,000 b,c	524,613
Lehman Brothers Holdings E-Capital Trust I, Gtd. Notes	6.14	8/19/65	100,000 b	101,022
Lehman Brothers Holdings, Notes	4.25	1/27/10	1,905,000 c	1,858,247
Lehman Brothers Holdings, Sr. Notes	5.46	8/21/09	620,000 b	620,365
Lehman Brothers Holdings, Notes	5.50	4/4/16	155,000 c	150,747
MBNA, Notes	6.13	3/1/13	750,000	765,332
Merrill Lynch & Co., Notes	4.79	8/4/10	1,900,000	1,863,161
Morgan Stanley, Notes	4.00	1/15/10	1,920,000	1,854,695
Morgan Stanley, Sub. Notes	4.75	4/1/14	1,097,000	1,025,867
Morgan Stanley, Sr. Notes	5.41	1/15/10	1,840,000 b	1,841,432
Morgan Stanley, Sr. Unscd. Notes	5.47	2/9/09	475,000 b	475,789
MUFG Capital Finance 1, Bank Gtd. Bonds	6.35	3/15/49	350,000 b	343,027
Nuveen Investments, Sr. Unscd. Notes	5.00	9/15/10	59,000	54,250
Residential Capital, Gtd. Notes	6.13	11/21/08	225,000	223,019
Residential Capital, Gtd. Notes	6.38	6/30/10	455,000	449,427
Residential Capital, Gtd. Notes	6.50	4/17/13	50,000	48,386
Residential Capital, Gtd. Notes	7.19	4/17/09	575,000 a,b	572,668

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
SLM,				
Unscd. Notes, Ser. A	4.50	7/26/10	500,000	462,629
SMFG Preferred Capital,				
Sub. Bonds	6.08	12/31/49	525,000 a,b	507,680
Windsor Financing,				
Gtd. Notes	5.88	7/15/17	115,493 a	114,006
				27,682,870
Diversified Metals & Mining−.3%				
Reliance Steel & Aluminum,				
Gtd. Notes	6.20	11/15/16	260,000	256,265
Wellpoint,				
Sr. Unsub. Notes	5.88	6/15/17	255,000	252,339
				508,604
Electric Utilities−2.8%				
Cleveland Electric Illumination,				
Sr. Unscd. Notes	5.70	4/1/17	500,000	483,288
Consolidated Edison of NY,				
Sr. Unscd. Debs., Ser. D	5.30	12/1/16	400,000	384,514
Consumers Energy,				
First Mortgage Bonds	5.00	2/15/12	655,000	637,242
Dominion Resources/VA,				
Sr. Unscd. Notes, Ser. E	7.20	9/15/14	450,000 c	492,252
FPL Group Capital,				
Gtd. Debs.	5.63	9/1/11	950,000	950,617
Gulf Power,				
Sr. Unsub. Notes, Ser. M	5.30	12/1/16	475,000	456,610
National Grid,				
Sr. Unscd. Notes	6.30	8/1/16	605,000	617,098
NiSource Finance,				
Gtd. Notes	5.25	9/15/17	375,000	347,154
NiSource Finance,				
Gtd. Notes	5.93	11/23/09	260,000 b	260,548
Ohio Power,				
Unscd. Notes	5.53	4/5/10	390,000 b	390,523
Southern,				
Sr. Unsub. Notes, Ser. A	5.30	1/15/12	290,000	286,728
				5,306,574

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Environmental Control−.5%				
Allied Waste North America, Scd. Notes, Ser. B	5.75	2/15/11	175,000 [c]	167,344
Allied Waste North America, Scd. Notes	6.38	4/15/11	140,000	136,850
Republic Services, Sr. Notes	6.75	8/15/11	365,000	377,022
USA Waste Services, Sr. Unscd. Notes	7.00	7/15/28	225,000	228,096
				909,312
Food & Beverages−.5%				
H.J. Heinz, Notes	6.43	12/1/20	225,000 [a]	227,321
Stater Brothers Holdings, Sr. Notes	7.75	4/15/15	225,000 [a]	226,688
Stater Brothers Holdings, Sr. Notes	8.13	6/15/12	195,000	197,438
Tyson Foods, Sr. Unscd. Notes	6.85	4/1/16	200,000 [b]	206,348
				857,795
Foreign/Governmental−2.5%				
Banco Nacional de Desenvolvimento Economico e Social, Unsub. Notes	5.84	6/16/08	660,000 [b]	658,350
Export-Import Bank of Korea, Sr. Notes	4.50	8/12/09	575,000	563,198
Federal Republic of Brazil, Unscd. Bonds	BRL 12.50	1/5/16	1,495,000 [c,d]	945,467
Republic of Argentina, Bonds	5.48	8/3/12	685,000 [b]	500,906
Republic of Argentina, Bonds, Ser. VII	7.00	9/12/13	425,000	405,131
Russian Federation, Unsub. Bonds	8.25	3/31/10	590,016 [a]	613,617
South Africa, Notes	5.88	5/30/22	470,000	460,600
United Mexican States, Notes, Ser. A	6.75	9/27/34	444,000	474,636
				4,621,905

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Health Care−.9%				
American Home Products, Unscd. Notes	6.95	3/15/11	325,000 b	340,397
Community Health Systems, Sr. Notes	8.88	7/15/15	205,000 a,e	208,844
Coventry Health Care, Sr. Unscd. Notes	5.95	3/15/17	225,000	219,886
Medco Health Solutions, Sr. Unscd. Notes	7.25	8/15/13	155,000	163,298
Quest Diagnostics, Gtd. Notes	5.13	11/1/10	205,000	201,102
Teva Pharmaceutical Finance, Gtd. Notes	6.15	2/1/36	325,000	304,785
UnitedHealth Group, Sr. Unscd. Notes	5.38	3/15/16	250,000	241,231
				1,679,543
Lodging & Entertainment−.3%				
MGM Mirage, Gtd. Notes	8.38	2/1/11	210,000	215,775
Mohegan Tribal Gaming Authority, Sr. Unscd. Notes	6.13	2/15/13	345,000	336,375
				552,150
Machinery−.3%				
Atlas Copco, Bonds	5.60	5/22/17	185,000 a	180,605
Case New Holland, Gtd. Notes	7.13	3/1/14	190,000	193,325
Terex, Gtd. Notes	7.38	1/15/14	240,000	241,200
				615,130
Media−1.1%				
AOL Time Warner, Gtd. Notes	6.75	4/15/11	480,000	496,776
British Sky Broadcasting, Gtd. Notes	6.88	2/23/09	510,000	520,647
Comcast, Gtd. Notes	5.50	3/15/11	530,000 c	527,769

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Media (continued)				
News America Holdings, Gtd. Debs.	7.70	10/30/25	425,000	471,411
				2,016,603
Oil & Gas−1.1%				
Amerada Hess, Unscd. Notes	6.65	8/15/11	470,000	486,032
Chesapeake Energy, Gtd. Notes	7.50	6/15/14	90,000	91,575
Enterprise Products Operating, Gtd. Notes, Ser. B	5.60	10/15/14	810,000	788,584
Gazprom, Sr. Unscd. Notes	6.51	3/7/22	420,000 a	415,590
Pemex Project Funding Master Trust, Gtd. Notes	5.75	12/15/15	365,000	358,521
				2,140,302
Packaging & Containers−.2%				
Ball, Gtd. Notes	6.88	12/15/12	120,000	120,600
Crown Americas/Capital, Gtd. Notes	7.63	11/15/13	325,000	329,875
				450,475
Paper & Forest Products−.6%				
Georgia-Pacific, Gtd. Notes	7.00	1/15/15	340,000 a	328,950
Georgia-Pacific, Sr. Uscd. Notes	8.00	1/15/24	415,000 c	404,625
Temple-Inland, Gtd. Notes	6.63	1/15/18	400,000	399,108
				1,132,683
Property & Casualty Insurance−3.2%				
Aegon Funding, Gtd. Notes	5.75	12/15/20	550,000	542,016
Allstate, Jr. Sub. Debs.	6.50	5/15/57	170,000 b	161,262
American International Group, Sr. Notes	5.05	10/1/15	270,000	257,450
American International Group, Jr. Sub. Bonds	6.25	3/15/37	250,000	237,149

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Property & Casualty Insurance (continued)				
Chubb,				
Sr. Unscd. Notes	5.47	8/16/08	950,000	949,519
Hartford Financial Services Group,				
Sr. Unscd. Notes	5.55	8/16/08	450,000	450,507
ING Groep,				
Bonds	5.78	12/29/49	400,000 [b,c]	386,691
Leucadia National,				
Sr. Notes	7.13	3/15/17	535,000 [a]	521,625
Lincoln National,				
Sr. Unscd. Notes	5.44	3/12/10	425,000 [b]	425,604
Lincoln National,				
Jr. Sub. Cap. Secs.	7.00	5/17/66	465,000 [b]	477,912
MetLife,				
Sr. Unscd. Notes	5.00	6/15/15	1,050,000	992,938
Nippon Life Insurance,				
Notes	4.88	8/9/10	475,000 [a]	463,279
Phoenix Cos.,				
Sr. Unscd. Notes	6.68	2/16/08	205,000	205,795
				6,071,747
Real Estate Investment Trusts–4.8%				
Archstone-Smith Operating Trust,				
Sr. Unscd. Notes	5.25	5/1/15	525,000	508,328
Arden Realty,				
Notes	5.25	3/1/15	350,000	340,389
Boston Properties,				
Sr. Notes	5.00	6/1/15	470,000	445,380
Commercial Net Lease Realty,				
Sr. Unscd. Notes	6.15	12/15/15	210,000	209,134
Duke Realty,				
Notes	3.50	11/1/07	520,000	516,639
Duke Realty,				
Sr. Notes	5.88	8/15/12	1,250,000	1,259,696
ERP Operating,				
Notes	5.13	3/15/16	350,000	331,029
ERP Operating,				
Notes	5.25	9/15/14	85,000	82,011
ERP Operating,				
Unscd. Notes	5.38	8/1/16	145,000	139,294

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Real Estate Investment Trusts (continued)				
ERP Operating, Notes	5.50	10/1/12	285,000	282,647
Federal Realty Investment Trust, Sr. Unscd. Notes	5.65	6/1/16	325,000	316,957
Federal Realty Investment Trust, Notes	6.00	7/15/12	100,000	101,050
Healthcare Realty Trust, Sr. Unscd. Notes	5.13	4/1/14	475,000	448,714
Host Hotels & Resorts, Scd. Notes	6.88	11/1/14	80,000	79,500
HRPT Properties Trust, Sr. Unscd. Notes	5.96	3/16/11	238,000 [b]	238,305
Istar Financial, Sr. Unscd. Notes	5.71	3/9/10	650,000 [b]	651,139
Liberty Property, Sr. Unscd. Notes	5.50	12/15/16	185,000	178,102
Mack-Cali Realty, Unscd. Notes	5.05	4/15/10	225,000	221,177
Mack-Cali Realty, Notes	5.25	1/15/12	400,000	391,008
Mack-Cali Realty, Bonds	5.80	1/15/16	400,000	393,274
Regency Centers, Gtd. Notes	5.25	8/1/15	145,000	138,216
Regency Centers, Sr. Unscd. Notes	5.88	6/15/17	120,000	118,227
Simon Property Group, Unsub. Notes	5.00	3/1/12	550,000	536,050
Simon Property Group, Unscd. Notes	5.75	5/1/12	150,000	150,831
Socgen Real Estate, Bonds	7.64	12/29/49	935,000 [a,b]	939,594
				9,016,691
Residential Mortgage Pass-Through Ctfs.–4.4%				
Bayview Commercial Asset Trust, Ser. 2006-1A, Cl. B2	7.02	4/25/36	109,764 [a,b]	107,746
ChaseFlex Trust, Ser. 2006-2, Cl. A1A	5.59	9/25/36	241,206 [b]	241,230

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Residential Mortgage Pass-Through Ctfs. (continued)				
Citigroup Mortgage Loan Trust, Ser. 2005-WF2, Cl. AF2	4.92	8/25/35	178,983 [b]	178,218
Citigroup Mortgage Loan Trust, Ser. 2005-WF2, Cl. AF7	5.25	8/25/35	950,000 [b]	918,658
Citigroup Mortgage Loan Trust, Ser. 2006-WF1, Cl. A2A	5.70	3/25/36	69,067 [b]	68,925
Countrywide Asset-Backed Certificates, Ser. 2007-4, Cl. A1A	5.44	9/25/37	367,831 [b]	368,120
CSAB Mortgage Backed Trust, Ser. 2006-3, Cl. A1A	6.00	11/25/36	1,281,621 [b]	1,279,039
First Horizon Alternative Mortgage Securities, Ser. 2004-FA1, Cl. 1A1	6.25	10/25/34	2,029,153	2,040,621
Impac Secured Assets CMN Owner Trust, Ser. 2006-1, Cl. 2A1	5.67	5/25/36	275,773 [b]	276,439
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR9, Cl. B2	6.06	6/25/36	69,930 [b]	68,302
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR25, Cl. 4A2	6.16	9/25/36	780,101 [b]	785,285
J.P. Morgan Alternative Loan Trust, Ser. 2006-S4, Cl. A6	5.71	12/25/36	425,000 [b]	419,650
Nomura Asset Acceptance, Ser. 2005-AP2, Cl. A5	4.98	5/25/35	425,000 [b]	409,314
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	475,000 [b]	457,843
Washington Mutual, Ser. 2005-AR4, Cl. A4B	4.67	4/25/35	575,000 [b]	563,371
				8,182,761
Retail—.4%				
CVS Caremark, Sr. Unscd. Notes	5.66	6/1/10	250,000 [b]	250,250
CVS, Sr. Unscd. Notes	5.75	8/15/11	155,000	155,129
Delhaize Group, Notes	6.50	6/15/17	125,000 [a]	125,720
Federated Retail Holding, Gtd. Bonds	5.35	3/15/12	90,000	88,510
Federated Retail Holding, Gtd. Notes	5.90	12/1/16	160,000	156,218
				775,827

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
State/Territory Gen Oblg−2.0%				
Erie Tobacco Asset Securitization/NY, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/28	400,000	385,232
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.31	6/1/34	1,425,000	1,454,612
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	7.54	6/1/34	375,000 b	366,859
Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/23	720,000	710,964
Tobacco Settlement Finance Authority of West Virginia, Tobacco Settlement Asset-Backed Bonds	7.47	6/1/47	735,000	747,083
				3,664,750
Steel−.1%				
US Steel, Sr. Unsub. Notes	5.65	6/1/13	205,000	**202,089**
Telecommunications−2.0%				
AT & T, Sr. Notes	5.45	5/15/08	380,000 b	380,357
AT & T, Sr. Unscd. Notes	7.30	11/15/11	440,000 b	468,809
France Telecom, Notes	8.50	3/1/31	370,000 b	466,241
KPN, Sr. Unsub. Bonds	8.38	10/1/30	210,000	236,115
New Cingular Wireless, Sr. Notes	8.75	3/1/31	235,000	293,780
Nextel Communications, Gtd. Notes, Ser. F	5.95	3/15/14	280,000	267,047
Nextel Partners, Gtd. Notes	8.13	7/1/11	245,000	255,547
Qwest, Notes	8.88	3/15/12	30,000 b	32,475
Telefonica Emisiones, Gtd. Notes	5.98	6/20/11	375,000	378,781

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Telecommunications (continued)				
Time Warner Cable, Sr. Unscd. Notes	5.85	5/1/17	255,000 a	248,481
Verizon Global Funding, Sr. Notes	5.85	9/15/35	200,000	184,044
Verizon Global Funding, Notes	7.75	6/15/32	110,000	123,495
Windstream, Gtd. Notes	8.13	8/1/13	360,000	378,000
				3,713,172
Textiles & Apparel−.2%				
Mohawk Industries, Sr. Unscd. Notes	5.75	1/15/11	400,000	**400,006**
U.S. Government Agencies/ Mortgage-Backed−34.3%				
Federal Home Loan Mortgage Corp.:				
3.50%, 9/1/10			165,289	158,620
4.50%			2,910,000 f	2,762,667
5.00%			4,225,000 f	4,083,040
5.50%, 7/15/14			3,760,000 f	3,702,998
Multiclass Mortgage Participation Ctfs. (Interest Only), Ser. 2764, Cl. IT, 5.00%, 6/15/27			7,390,400 g	913,392
Federal National Mortgage Association:				
4.50%			3,900,000 f	3,701,334
5.00%			10,850,000 f	10,371,338
6.00%			7,550,000 f	7,584,202
4.00%, 5/1/10			836,676	811,267
5.50%, 7/1/33			10,055,000 f	9,698,349
5.50%, 9/1/34			329,587	319,153
6.00%, 7/15/36			7,625,000 f	7,542,726
7.00%, 6/1/29−9/1/29			115,926	120,246
Government National Mortgage Association I:				
5.50%, 4/15/33−3/15/34			2,819,369	2,742,143
8.00%, 9/15/08			2,389	2,391
Ser. 2004-23, Cl. B, 2.95%, 3/16/19			1,490,150	1,433,551
Ser. 2005-90, Cl. A, 3.76%, 9/16/28			785,890	759,555
Ser. 2006-67, Cl. A, 3.95%, 10/6/11			989,624	957,857
Ser. 2005-29, Cl. A, 4.02%, 7/16/27			478,912	464,827
Ser. 2006-6, Cl. A, 4.05%, 10/16/23			113,668	111,338
Ser. 2006-66, Cl. A, 4.09%, 1/16/30			938,712	911,644

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/Mortgage-Backed (continued)		
Government National Mortgage Association I (continued)		
Ser. 2006-3, Cl. A, 4.21%, 1/16/28	964,243	940,328
Ser. 2006-5, Cl. A, 4.24%, 7/16/29	700,468	683,048
Ser. 2006-55, Cl. A, 4.25%, 7/16/29	855,617	832,476
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	675,000	662,553
Ser. 2005-87, Cl. A, 4.45%, 3/16/25	547,017	536,301
Ser. 2004-39, Cl. LC, 5.50%, 12/20/29	1,000,000	995,213
Government National Mortgage Association II		
7.00%, 9/20/28–7/20/29	18,815	19,573
Federal Home Loan Mortgage Corp., Multiclass Mortgage Participation Ctfs.,		
Ser. 2586, Cl. WE, 4.00%, 12/15/32	769,486	701,104
		64,523,234
U.S. Government Securities–29.5%		
U.S. Treasury Bonds:		
4.50%, 2/15/36	2,744,000 [c]	2,485,466
4.75%, 2/15/37	3,525,000 [e]	3,324,794
U.S. Treasury Notes:		
4.38%, 12/31/07	245,000 [h]	244,445
4.50%, 5/15/17	25,065,000 [e]	24,038,914
4.63%, 12/31/11	1,940,000 [c]	1,916,509
4.63%, 11/15/16	3,976,000 [c]	3,854,549
4.88%, 6/30/12	1,495,000 [e]	1,491,381
5.13%, 6/30/08	17,940,000 [c]	17,962,443
		55,318,501
Total Bonds and Notes		
(cost $259,186,854)		**257,965,105**

Options–.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options–.0%		
3-Month Floor USD Libor-BBA Interest Rate, January 2009 @ 4		
Total Options		
(cost $12,025)	9,250,000	**1,506**

Short-Term Investments–.8%	Principal Amount ($)	Value ($)
Commerical Paper		
Cox Enterprises, 5.60%, 8/15/07		
(cost $1,450,000)	1,450,000 [a,b]	**1,450,000**

Other Investment—2.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $4,586,000)	4,586,000 [i]	**4,586,000**
Investment of Cash Collateral for Securities Loaned—11.1%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $20,753,201)	20,753,201 [i]	**20,753,201**
Total Investments (cost $285,988,080)	**151.6%**	**284,755,812**
Liabilities, Less Cash and Receivables	**(51.6%)**	**(96,958,085)**
Net Assets	**100.0%**	**187,797,727**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2007, these securities amounted to $19,324,789 or 10.3% of net assets.*

[b] *Variable rate security—interest rate subject to periodic change.*

[c] *All or a portion of these securities are on loan. At June 30, 2007, the total market value of the portfolio's securities on loan is $30,164,011 and the total market value of the collateral held by the portfolio is $31,318,071, consisting of cash collateral of $20,753,201 and U.S. Government and agency securities valued at $10,564,870.*

[d] *Principal amount stated in U.S. Dollars unless otherwise noted.*
   BRL—Brazilian Real

[e] *Purchased on a delayed delivery basis.*

[f] *Purchased on a forward commitment basis.*

[g] *Notional face amount shown.*

[h] *Partially held by a broker as collateral for open financial futures positions.*

[i] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
U.S. Government & Agencies	63.8	Foreign/Governmental	2.5
Corporate Bonds	42.3	State/Government	
Asset/Mortgage-Backed	26.7	General Obligations	2.0
Short-Term/		Options	.0
Money Market Investments	14.3		**151.6**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

June 30, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 6/30/2007 ($)
Financial Futures Long				
U.S. Treasury 5 year Notes	37	3,850,891	September 2007	(15,199)
Financial Futures Short				
U.S. Treasury 2 year Notes	32	(6,521,000)	September 2007	8,672
U.S. Treasury 10 year Notes	263	(27,799,922)	September 2007	164,920
U.S. Treasury 30 year Bonds	16	(1,724,000)	September 2007	16,187
				174,580

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $30,164,011)–Note 1(c):		
Unaffiliated issuers	260,648,879	259,416,611
Affiliated issuers	25,339,201	25,339,201
Cash		8,899
Cash denominated in foreign currencies	167,490	174,481
Receivable for investment securities sold		10,348,350
Dividends and interest receivable		2,524,309
Unrealized appreciation on swaps–Note 4		107,293
Receivable for shares of Beneficial Interest subscribed		101,040
Receivable from broker for swap transactions–Note 4		47,116
Swaps premiums paid		14,076
Prepaid expenses		22,706
		298,104,082
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		113,121
Payable for investment securities purchased		88,931,094
Liability for securities on loan–Note 1(c)		20,753,201
Unrealized depreciation on swaps–Note 4		276,445
Payable for futures variation margin–Note 4		144,936
Payable for shares of Beneficial Interest redeemed		56,653
Accrued expenses and other liabilities		30,905
		110,306,355
Net Assets ($)		**187,797,727**
Composition of Net Assets ($):		
Paid-in capital		195,034,707
Accumulated undistributed investment income–net		2,310,283
Accumulated net realized gain (loss) on investments		(8,330,040)
Accumulated net unrealized appreciation (depreciation) on investments (including $174,580 net unrealized appreciation on financial futures)		(1,217,223)
Net Assets ($)		**187,797,727**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	140,024,797	47,772,930
Shares Outstanding	12,643,994	4,329,259
Net Asset Value Per Share ($)	**11.07**	**11.03**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2007 (Unaudited)

Investment Income ($):	
Income:	
Interest	4,892,704
Dividends;	
Affiliated issuers	214,938
Income from securities lending	5,417
Total Income	**5,113,059**
Expenses:	
Investment advisory fee–Note 3(a)	593,434
Distribution fees–Note 3(b)	54,123
Custodian fees–Note 3(b)	22,279
Prospectus and shareholders' reports	20,160
Professional fees	11,729
Trustees' fees and expenses–Note 3(c)	3,861
Shareholder servicing costs–Note 3(b)	1,044
Registration fees	668
Miscellaneous	48,379
Total Expenses	**755,677**
Less–reduction in investment advisory fee due to undertaking–Note 3 (a)	(86,282)
Less–reduction in custody fees due to earning credits–Note 1(c)	(1,255)
Net Expenses	**668,140**
Investment Income–Net	**4,444,919**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(3,057,011)
Net realized gain (loss) on options transactions	(53,269)
Net realized gain (loss) on financial futures	634,259
Net realized gain (loss) on swap transactions	(175,171)
Net realized gain (loss) on forward currency exchange contracts	200,593
Net Realized Gain (Loss)	**(2,450,599)**
Net unrealized appreciation (depreciation) on investments, foreign currency transactions, options and swap transactions [including ($182,295) net unrealized (depreciation) on financial futures]	(782,511)
Net Realized and Unrealized Gain (Loss) on Investments	**(3,233,110)**
Net Increase in Net Assets Resulting from Operations	**1,211,809**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
Operations ($):		
Investment income–net	4,444,919	8,500,507
Net realized gain (loss) on investments	(2,450,599)	1,065,029
Net unrealized appreciation (depreciation) on investments	(782,511)	538,313
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,211,809**	**7,973,791**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(3,275,592)	(6,935,072)
Service shares	(957,410)	(1,909,726)
Total Dividends	**(4,233,002)**	**(8,844,798)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	12,360,609	18,413,862
Service shares	8,953,685	2,378,699
Dividends reinvested:		
Initial shares	3,275,592	6,935,072
Service shares	957,410	1,909,726
Cost of shares redeemed:		
Initial shares	(18,835,613)	(38,215,309)
Service shares	(2,746,137)	(10,453,409)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**3,965,546**	**(19,031,359)**
Total Increase (Decrease) in Net Assets	**944,353**	**(19,902,366)**
Net Assets ($):		
Beginning of Period	186,853,374	206,755,740
End of Period	**187,797,727**	**186,853,374**
Undistributed investment income–net	2,310,283	2,098,366

	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
Capital Share Transactions:		
Initial Shares		
Shares sold	1,101,167	1,656,604
Shares issued for dividends reinvested	292,220	624,164
Shares redeemed	(1,678,982)	(3,437,427)
Net Increase (Decrease) in Shares Outstanding	**(285,595)**	**(1,156,659)**
Service Shares		
Shares sold	800,813	214,567
Shares issued for dividends reinvested	85,709	172,423
Shares redeemed	(245,624)	(943,077)
Net Increase (Decrease) in Shares Outstanding	**640,898**	**(556,087)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

Initial Shares	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,				
		2006	2005	2004[a]	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	11.25	11.29	11.42	11.50	11.65	11.37
Investment Operations:						
Investment income−net[b]	.27	.49	.39	.37	.35	.54
Net realized and unrealized gain (loss) on investments	(.19)	(.02)	(.11)	.01	.21	.32
Total from Investment Operations	.08	.47	.28	.38	.56	.86
Distributions:						
Dividends from investment income−net	(.26)	(.51)	(.41)	(.46)	(.46)	(.58)
Dividends from net realized gain on investments	−	−	−	−	(.25)	−
Total Distributions	(.26)	(.51)	(.41)	(.46)	(.71)	(.58)
Net asset value, end of period	11.07	11.25	11.29	11.42	11.50	11.65
Total Return (%)	.89[c]	4.23	2.48	3.37	4.94	7.76

Initial Shares	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,				
		2006	2005	2004[a]	2003	2002
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.77[d]	.75	.75	.74	.74	.72
Ratio of net expenses to average net assets	.67[d]	.63	.60	.74	.74	.72
Ratio of net investment income to average net assets	4.93[d]	4.43	3.45	3.30	2.96	4.70
Portfolio Turnover Rate	233.27[c,e]	507.83[e]	504.21[e]	819.75[e]	898.18[e]	877.87
Net Assets, end of period ($ x 1,000)	140,025	145,490	158,999	171,424	173,534	194,519

[a] As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended December 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.28% to 3.30%. Per share data and ratios/supplemental data for periods prior to January 1, 2004 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Not annualized.

[d] Annualized.

[e] The portfolio turnover rates excluding mortgage dollar roll transactions for the period ended June 30, 2007, December 31, 2006, December 31, 2005, December 31, 2004 and December 31, 2003, were 107.51%, 262.26%, 393.37%, 761.92% and 755.08%, respectively.

See notes to financial statements.

Service Shares	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,				
		2006	2005	2004[a]	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	11.21	11.25	11.38	11.48	11.62	11.35
Investment Operations:						
Investment income—net[b]	.26	.46	.36	.35	.31	.50
Net realized and unrealized gain (loss) on investments	(.19)	(.02)	(.11)	(.01)	.24	.32
Total from Investment Operations	.07	.44	.25	.34	.55	.82
Distributions:						
Dividends from investment income—net	(.25)	(.48)	(.38)	(.44)	(.44)	(.55)
Dividends from net realized gain on investments	–	–	–	–	(.25)	–
Total Distributions	(.25)	(.48)	(.38)	(.44)	(.69)	(.55)
Net asset value, end of period	11.03	11.21	11.25	11.38	11.48	11.62
Total Return (%)	.78[c]	3.90	2.26	3.05	4.78	7.47

Service Shares	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,				
		2006	2005	2004[a]	2003	2002
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.02[d]	1.00	.99	.99	.99	.97
Ratio of net expenses to average net assets	.92[d]	.88	.84	.99	.99	.97
Ratio of net investment income to average net assets	4.68[d]	4.17	3.21	3.06	2.66	4.39
Portfolio Turnover Rate	233.27[c,e]	507.83[e]	504.21[e]	819.75[e]	898.18[e]	877.87
Net Assets, end of period ($ x 1,000)	47,773	41,363	47,757	55,585	60,561	57,966

[a] *As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended December 31, 2004, was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 3.03% to 3.06%. Per share data and ratios/supplemental data for periods prior to January 1, 2004 have not been restated to reflect these changes in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Not annualized.*

[d] *Annualized.*

[e] *The portfolio turnover rates excluding mortgage dollar roll transactions for the period ended June 30, 2007, December 31, 2006, December 31, 2005, December 31, 2004 and December 31, 2003, were 107.51%, 262.26%, 393.37%, 761.92% and 755.08%, respectively.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering seven series, including the Quality Bond Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective will be to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. During the reporting period, the Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

During the reporting period, Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager served as the distributor of the portfolio's shares, which are sold without a sales charge. Effective June 30, 2007, the Distributor became known as MBSC Securities Corporation. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations, expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swap transactions and forward currency exchange contracts are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio's securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, not valued by a pricing service approved by the Board of Trustees, or determined by the fund not to reflect accurately fair value are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-ended investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid prices and asked prices.

Investments in swap transactions are valued each business day by an independent pricing service approved by the Board of Trustees. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuers and swap spreads on interest rates. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolios' books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. It is the portfolio's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is the portfolio's policy that collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On June 29, 2007, the Board of Trustees declared a cash dividend of .043 and .041 per share for the Initial shares and Service shares respectively, from undistributed investment income-net payable on July 2, 2007 (ex-dividend date) to shareholders of record as of the close of business on June 29, 2007.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio 's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

The fund has an unused capital loss carryover of $4,857,959 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, $3,171,594 of the carryover expires in fiscal 2012, $61,980 expires in fiscal 2013 and $1,624,385 expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2006, were as follows: ordinary income $8,844,798. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The portfolio may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended June 30, 2007, the portfolio did not borrow under either line of credit.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .65% of the value of the portfolio's average daily net assets and is payable monthly. The Manager has agreed from January 1, 2007 through June 30, 2007, to waive receipt of a portion of the portfolio's investment advisory fee, in the amount of .10% of the value of the portfolio's average net assets. The reduction in investment advisory fee, pursuant to the undertaking, amounted to $86,282 during the period ended June 30, 2007.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2007, Service shares were charged $54,123 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2007, the portfolio was charged $273 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement to provide custodial services for the portfolio. During the period ended June 30, 2007, the portfolio was charged $22,279 pursuant to the custody agreement.

During the period ended June 30, 2007, the portfolio was charged $2,044 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: investment advisory fees $99,724, Rule 12b-1 distribution plan fees $9,661, custodian fees $18,269, chief compliance officer fees $1,205 and transfer agency per account fees $84, which are offset against an expense reimbursement currently in effect in the amount of $15,822.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the SEC, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, forward currency exchange contracts, options transactions and swap transactions, during the period ended June 30, 2007, amounted to $590,643,709 and $586,328,621, respectively, of which $316,047,340 in purchases and $316,106,461 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the portfolio of mortgage related securities that it holds with an agreement by the portfolio to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The portfolio may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The portfolio is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the portfolio to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the portfolio recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at June 30, 2007, are set forth in the Statement of Financial Futures.

The portfolio may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the portfolio receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the portfolio would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the portfolio receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the portfolio would realize a loss, if the price of the financial instrument decreases between those dates. The following summarizes the portfolio's call/put options written for the period ended June 30, 2007.

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Cost ($)	Net Realized Gain (Loss) ($)
Contracts outstanding December 31, 2006	–	–		
Contracts Written	6,600,000	12,166		
Contracts terminated: Contracts closed	6,600,000	12,166	31,663	(19,497)
Contracts Outstanding June 30, 2007	**–**	**–**		

The portfolio may enter into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At June 30, 2007 the portfolio did not have any open forward currency exchange contracts.

The portfolio may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The portfolio accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) of swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swap contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credit protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. The following summarizes credit default swaps entered into by the portfolio at June 30, 2007:

Notional Amount ($)	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation)($)
1,000,000	AT&T, 5.1%, 9/15/2014	J.P. Morgan Chase	(.49)	3/20/2017	(3,815)
820,000	AT&T, 5.1%, 9/15/2014	J.P. Morgan Chase	(.44)	3/20/2017	(62)
925,000	Autozone Inc.	Goldman, Sachs & Co.	(.62)	6/20/2012	2,156
215,000	CDX IG8 10 Yr. Index Cusip	Barclays Capital Inc.	.60	6/20/2017	(1,771)
925,000	CDX IG8 10 Yr. Index Cusip	Goldman, Sachs & Co.	60	6/20/2017	(7,104)
227,500	CDX IG8 Index Cusip	Goldman, Sachs & Co.	.60	6/20/2017	(2,246)
407,000	Centurytel, 7.875%, 8/15/2012	Citigroup Global Markets	(1.16)	9/20/2015	(8,312)
118,000	Centurytel, 7.875%, 8/15/2012	Morgan Stanley, Dean Witter & Co.	(1.15)	9/20/2015	(2,333)
900,000	Centurytel, 7.875%, 8/15/2012	Citigroup Global Markets	(1.19)	9/20/2015	(20,136)
3,650,000	Dow Jones CDX.NA.IG.7 Index	UBS Warburg Dillon Read	.53	12/20/2016	(42,688)
1,825,000	Dow Jones CDX.NA.IG.7 Index	UBS Warburg Dillon Read	(1.12)	12/20/2016	59,591
80,000	Dow Jones CDX.NA.IG.7 Index	J.P. Morgan Chase	.65	12/20/2016	(863)
1,717,000	Dow Jones CDX.NA.IG.7 Index	J.P. Morgan Chase	.65	12/20/2016	(18,544)
760,000	Dow Jones CDX.NA.IG.4 Index	Morgan Stanley, Dean Witter & Co.	(.69)	6/20/2010	(13,801)
760,000	Dow Jones CDX.NA.IG.4 Index	Citigroup Global Markets	(.69)	6/20/2010	(13,801)
460,000	Georgia-Pacific Corp	J.P. Morgan Chase	1.75	6/20/2012	(18,401)
275,000	Kaupthing Bank, 5.52% Frn, 12/1/2009	Deutsche Bank	.65	9/20/2007	403
1,100,000	Kaupthing Bank, 5.52% Frn, 12/1/2009	Deutsche Bank	.52	9/20/2007	1,240
215,000	Kraft Foods, 5.625%, 11/1/2011	Barclays Capital Inc.	(.57)	6/20/2017	1,303

Notional Amount ($)	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation)($)
227,500	Kraft Foods, 5.625%, 11/1/2011	Goldman, Sachs & Co.	(.53)	6/20/2017	2,063
920,000	Meadwestvaco Corp.	J.P. Morgan Chase	(1.10)	6/20/2017	1,223
920,000	Structured model portfolio 2.65-4.65%, 6/20/2012	Barclays Capital Inc.	3.02	6/20/2012	(69,580)
460,000	Structured model portfolio 5-7%, 6/20/2017	Barclays Capital Inc.	(4.80)	6/20/2017	(3,783)
290,000	Turanlem Finance, 8%, 2/10/2015	UBS Warburg Dillon Read	1.15	1/20/2008	146
Total					**(159,115)**

The portfolio may enter into interest rate swaps which involve the exchange of commitments to pay and receive interest based on a notional principal amount. The following summarizes interest rate swaps entered into by the portfolio at June 30, 2007:

Notional Amount ($)	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation)($)
1,370,000	USD−3 Month Libor	J.P. Morgan Chase	5.19	5/14/2017	(49,206)
1,010,000	EUR−3 Month Euribor	J.P. Morgan Chase	(4.48)	5/14/2017	39,169
Total					**(10,037)**

Total return swaps involve commitments to pay interest in exchange for a market-linked return based on a national amount. To the extent the total return of the security or index underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the portfolio will receive a payment from or make a payment to the counterparty, respectively. At June 30, 2007, there was no open total return swap.

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At June 30, 2007, accumulated net unrealized depreciation on investments was $1,232,268, consisting of $1,415,314 gross unrealized appreciation and $2,647,582 gross unrealized depreciation.

At June 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE PORTFOLIO'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

At a meeting of the portfolio's Board held on March 7 and 8, 2007, the Board unanimously approved the continuation of the fund's Investment Advisory Agreement with Dreyfus for a one-year term ending March 30, 2008. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the portfolio were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Investment Advisory Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolio. The Board members received a presentation from representatives of Dreyfus regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the portfolio pursuant to its Investment Advisory Agreement. Dreyfus's representatives reviewed the portfolio's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the portfolio as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the portfolio. Dreyfus also provided the number of accounts investing in the portfolio, as well as the portfolio's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day portfolio operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Portfolio's Performance and Advisory Fee and Expense Ratio.</u> The Board members reviewed the portfolio's performance, advisory fee and expense ratio, placing significant emphasis on comparative data supplied by Lipper, Inc., an independent provider of mutual fund data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The portfolio's performance was compared to that of a Performance Universe, consisting of all funds with the same Lipper classification/objective, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the portfolio's contractual and actual advisory fee and operating expenses were compared to those of an Expense Universe, consisting of funds with the same or similar Lipper classification/objective, and an Expense Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other portfolio expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted that the portfolio's average annual total return ranked in the third quintile of its Performance Group and its Performance Universe for the one year period ended November 30, 2006. The Board also noted that the portfolio ranked in the third quartile of its Performance Group, and the second quintile of the Performance Universe for the two- year period ended November 30, 2006. The Board members noted that the portfolio's yield for the one-year period ranked in the second and third quintile of its Performance Group and its Performance Universe, respectively.

In its review of the portfolio's advisory fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, noting, among other things, that the portfolio's actual advisory fee was in the third quintile of the Expense Group and the fourth quintile of the Expense Universe (the first quintile represents funds with the lowest fees). The Board noted the total expense ratio was in the third quintile in the Expense Group and in the second quintile in the Expense Universe.

Representatives of Dreyfus noted that there were no similarly managed funds or separate accounts or wrap fee accounts managed by Dreyfus or its affiliates with similar investment objectives, policies, and strategies as the portfolio.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the portfolio and the extent to which economies of scale would be realized if the portfolio grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the portfolio's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the portfolio as part of their evaluation of whether the fees under the Investment Advisory Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services, and that a discussion of economies of scale is predicated on a fund having achieved a substantial size with increasing assets and that, if a fund's assets had been static or decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the portfolio was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided. The Board also noted the fee waiver and expense reimbursement arrangements in place for the portfolio and its effect on Dreyfus's profitability.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the portfolio's Investment Advisory Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.

- The Board was generally satisfied with the portfolio's performance.

- The Board concluded that the fee paid by the portfolio to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, including Dreyfus' reduced undertaking to waive or reimburse certain fess and expenses (which reduced the expense ratio of each class of shares), costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the portfolio.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the portfolio had been adequately considered by Dreyfus in connection with the advisory fee rate charged to the portfolio and that, to the extent in the future it were determined that material economies of scale had not been shared with the portfolio, the Board would seek to have those economies of scale shared with the portfolio.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the portfolio's Investment Advisory Agreement was in the best interests of the portfolio and its shareholders.

For More Information

Dreyfus Variable Investment Fund, Quality Bond Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144 Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0120SA0607